12

07024865

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mirgor S.A.C.I.F.I.A.

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

JUL 1 0 2007

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 03941 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT: 7/3/07

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

RECEIVED

2007 JUL -2 P 12: 27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

7 SACIFIA

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria

Financial Statements for the fiscal year beginning January 1, 2006 and ended December 31, 2006, presented jointly with the Auditor's Report and the Statutory Audit Committee's Report
(Translation into English – originally issued in Spanish)

ARLS
12-31-06

BOARD OF DIRECTORS

MIRGOR S.A.C.I.F.I.A.

CHAIRMAN

Lic. Roberto G. Vazquez (*)

VICE-CHAIRMAN

Dr. José Luis Caputo

DIRECTORS

Ing. Jorge Antonio Caputo
Sr. José Fara (*)
Ing. Alejandro Carrera (*)

ALTERNATE DIRECTORS

Dr. Diego García Villanueva
Dr. Mauricio Blacher
Dr. Fabio Rozemblun
Lic. Martín Basaldúa
Dr. Eduardo Garcia Terán

STATUTORY AUDIT COMMITTEE

Statutory Auditors

Dr. Julio Cueto Rua
Dr. Mario Volman
Dr. Matias Romero Zapiola

Alternate Statutory Auditors

Dr. Andrés Mercau Saavedra
Dr. Hugo Kaplan
Dr. Jorge Oyuela

(*) Audit Committee members.

The Company is not enrolled in the Statutory Optional System for the mandatory Acquisition of Public Offerings.

FISCAL YEAR NO. 36 BEGINNING JANUARY 1 AND ENDED DECEMBER 31, 2006

LETTER TO THE SHAREHOLDERS

To the Shareholders:

In compliance with current legal requirements and Company bylaws, we are pleased to submit for your consideration the documentation related to the financial statements for fiscal year No. 36 ended December 31, 2006.

Environment in which the Company operated during the fiscal year

The Company experienced an interesting growth in its two main business lines: air quality and temperature control for automobiles and for residential use.

Precisely, these two sectors, the automobile industry and consumption of durable goods experienced exceptional growth over the period and helped the Argentine economy to maintain notable GDP growth rates.

The situation was similar in both sectors, the improvement in the purchasing power of salaries, the relative reduction in the price of automobiles and of durable goods and consumption postponed since Argentina's economic crisis contributed to the strong growth of the domestic market.

In the case of automobiles, an additional factor is that manufacturers are reaping the rewards of launching modern vehicles, assigned exclusively to the plants located in Argentina, which also boosts the exports of finished cars, accompanying the growth in the domestic market.

These fast growth rates coexisted during the year with strong pressures at both ends of the production chain. On the one hand, there were high increases in raw materials costs, related to two factors: one external resulting from the global growth of economies around the world and the strong demand that this causes, and a domestic one in which investments have not accompanied economic expansion and, in many cases, the prevailing conditions constrict the markets, which, however, continue to cope.

Among the factors that impact on the sector's costs, the issue of salaries and wages should be noted especially. All negotiations with labor unions, especially those related to the automobile sector, have been characterized by the union's claims for adjustments exceeding inflation rates. This situation curtails the competitiveness of companies operating in such a globalized sector and this gives rise to contested business discussions with customers.

The uncertainty that persists is whether the Argentine economy will be able to encourage investment and efforts to improve productivity so as to sustain the high growth rates our country needs to reduce its levels of poverty and social exclusion.

The automobile industry

The automobile industry became the "leading star" in Argentina's industrial growth process. Given that this industry's share of the Industrial GDP is about 10%, the 35% growth it achieved (in units) had a significant incidence on overall economic growth rates.

Production reached the third highest level in history, with 432,101 vehicles, only 6% below its highest level ever, reached in 1998. The year-to-year growth rate was 35.1%.

Exports and imports exceeded their prior records, while domestic demand reached its second highest level ever.

The growth in exports is directly related to the maturing production of auto models that were launched after the devaluation of 2002 and the consolidation of other models that auto manufacturers' corporate headquarters designated for production in Argentina in order to meet their international demand. The best known cases in point are Volkswagen's Polo model and Daimler Chrysler's Sprinter.

The number of vehicles exported was 236,789, which represents 54.8% of production. This serves to confirm that our industry is consolidating a trend towards specialization which, in turn, allows expectations of increased sustainability in the event of a crisis in domestic demand.

However, this direction makes it indispensable to maintain long-term competitiveness, which exceeds the topic of the "competitive" exchange rate that many analysts and businesspeople claim for.

Domestic demand grew at a smaller rate than production, namely 14.4%.

The most noteworthy aspect of this growth was that demand for automobiles manufactured in Argentina grew more and thus their market share went from 35.6% to 40.9% over the last year.

Taking into account that the automobiles made in Argentina are generally in the upper-range segment, it follows that the domestic purchasing power has increased.

Sector analysts believe there is still room for growth and one of the explanations they put forward is that there has net yet been a noticeable increase in the proportion of credit sales.

Meanwhile, there are strong presumptions that production and demand will indeed reach (and perhaps even exceed) the longed-for goal of 500,000 units, while manufacturers continue to analyze new projects for their factories.

Some of these projects have already been announced or are in execution, such as the Fiat-Tata agreement or the launch of DaimlerChrysler's new Sprinter for the export market.

Local manufacturers are analyzing other projects that have not been confirmed yet.

Company activities

In 2006, Mirgor's sales to the automobile manufacturers market grew faster than the production of cars. In 2005, sales had not kept up with the growth rate. Now, Mirgor's new products are accounting for an increasing proportion of the Company's sales mix.

The sales of air quality and temperature control systems went from 123,165 units sold in 2005 to 206,222 units sold in 2006, which represents an increase of 67.4%.

As is noticeable from the itemized information in the table below, the highest growth rates occur in the models launched in the last two years.

It should also be noted that these models reach production and sales volumes that allow the Company to make strong efforts to gain competitiveness through new investments and the study of production processes.

The Company has begun its preparations and it has invested heavily to adapt its industrial plants to be able to handle the new activity levels required by the industry. In addition to expanding its manufacturing plants in Río Grande, Mirgor has installed a plant for assembly and just-in-time delivery of wheels within General Motors premises, which also means new manufacturing technology. Such plant obtained the ISO 9001:2000 and ISO/TS 16 949:2002 certifications, as well as the QSB certification from General Motors.

The Company's sales grew by 96.9% going from ARS 289 million to ARS 569 million, and these sales revenues, when measured in US dollars, represent the Company's highest ever.

The addition of the residential air-conditioning line under the Interclima brand had a significant impact on such business volume. In 2006, this business line reached 36% of Mirgor's consolidated sales revenues.

In the automobile sector, consolidated sales grew by about 65%, resulting from higher automobile production, the Company's larger market share and the higher proportion of automobile systems with air conditioning, which went from 74% to 84%. This percentage is similar to that of the most developed countries.

The automobile products manufactured by Mirgor and Interclima (condensers) are fitted into more than 50% of the cars made in Argentina.

BREAKDOWN OF SALES TO AUTOMOBILE MANUFACTURERS (in units)

	2006		2005		Difference	
Total	**206,106**		**123,069**		**83,037**	**67.5%**
OLD MODELS						
SPRINTER	18,849	9.1%	17,439	14.2%	1,410	8.1%
CORSA I	31,161	15.1%	22,411	18.2%	8,750	39.0%
PARTNER	15,790	7.7%	12,959	10.5%	2,831	21.8%
KANGOO	18,451	9.0%	13,043	10.6%	5,408	41.5%
MEGANE	12,458	6.0%	6,635	5.4%	5,823	87.8%
POLO	10,655	5.2%	20,937	17.0%	(10,282)	(49.1%)
CADDY	3,813	1.9%	5,002	4.1%	(1,189)	(23.8%)
Subtotal	**111,177**	**53.9%**	**98,426**	**80.0%**	**12,751**	**13.0%**
NEW MODELS						
CORSA II	8,656	4.2%	11,200	9.1%	(2,544)	(22.7%)
CLIO	21,013	10.2%	10,999	8.9%	10,014	91.0%
307	32,345	15.7%	2,372	-	-	1,263.6%
SURAN	32,765	15.9%	72	-	-	45,406.9%
CITROEN C4	150	-	-	-	-	-
Subtotal	**94,929**	**46.1%**	**24,643**	**20.0%**	**7,470**	**285.2%**

As regards production destination, Interclima's sales of condensers continued with the trend initiated the year before. The increased demand from Mirgor, compounded with Peugeot's increased requirements for its 206, made a reduction in exports unavoidable.

This situation is expected to become even more pronounced in 2007, given that Interclima has obtained approval for new product developments. During the year, Interclima will begin to manufacture the condensers for the Corsa I and for the Citroen C4, to be supplied to Mirgor, and in 2008 it will launch the production of a new-technology condenser for the Peugeot 206.

As explained above, the largest increase in the Company's activities occurred in the residential air conditioning business line, for which the Company expanded its production capacity and added new product lines.

The number of units sold went from 61,425 in 2005 to 179,536 in 2006, which represented a 192% increase.

As was the case with automobile-sector activities, this growth is due to higher demand but also to increased market share thanks to the launch of new products that were well-accepted by customers.

The Company is in the process of developing new technology for test-bench air-conditioning trials, which will allow it to add such trials as a new service offering.

Extension of the Letter to the Shareholders under Presidential Decree No. 677/2001

In connection with personnel compensation policies, the Company's Board of Directors maintained in effect its policy of providing compensation on the basis of salaries considered in line with the market, taking into account the employee's education, capabilities and experience, and incorporating performance and objective-meeting evaluations, without any option plans or any other variables. This same policy is applied to the Board of Directors, with higher compensation assigned to those members who also perform technical or administration functions at the Company, and fees approved by the Shareholders' Meeting for independent directors.

On the financial side, the Company has consistently shown its solvency and soundness over all these years, having fully met all its commitments. The significant manufacturing plants expansion work has been financed with outside capital in order to avoid affecting the normal course of business. The new projects and developments undertaken during the year were financed by the Company itself.

As regards its internal control, the Company has in place control systems and procedures that allow it to analyze and assess the effectiveness of such control within basic internal control parameters. Furthermore, the appropriate performance of the internal control systems is also verified periodically by the Company's external auditors.

Consolidated financial statements analysis
(figures stated at values as of 12-31-06)

- **Income for the year**

Sales revenues for the year amounted to ARS 566,315,000 representing a 96% year-to-year increase. The increase in volume in both business lines, automobile and residential, was very significant over the year.

Net income for fiscal 2006 amounted to ARS 40,002,000, representing 7.1% of sales, as compared to the net income of ARS 19,723,000 obtained in fiscal 2005. In addition, financial income (expense) and holding gains (losses) resulted in a gain of ARS 563,000, which represents 0.1% of sales, whereas in 2005 these items produced a loss of ARS 6,844,000, equivalent to 2.4% of sales.
Administrative expenses amounted to ARS 22,069,000 and thus represent 3.9% of current-year sales and thus remained at the same relative levels as the year before, when such expenses amounted to ARS 11,334,000.

The Company's transactions with its subsidiary company are shown in detail in note 6 to the financial statements.

- **Cash flows**

The cash provided by ordinary consolidated transactions, net of changes in assets and liabilities for fiscal 2006, amount to ARS 7,631,000, while during the fiscal year ended December 31, 2005, the cash provided by operations amounted to ARS 14,811,000. P&E purchases over the fiscal year under analysis amounted to ARS 20,912,000 and noncurrent investments amounted to ARS 8,051,000, while P&E purchases over the prior year amounted to ARS 2,291,000. During the current year no cash was provided by or used in extraordinary transactions.

As regards cash flows related to financial activities, during fiscal 2006, the Company settled loans in the amount of ARS 38,017,000, while in fiscal 2005, such settlements had amounted to ARS 19,224,000, in accordance with prior agreements. The net positive cash flow provided by financial activities amounted to ARS 21,298,000, as compared to the ARS 11,224,000 used in fiscal year 2005.

The cash flows described entailed that the cash used in 2006 amounted to ARS 5,000, in contrast to the cash provided in fiscal year 2005, which amounted to ARS 1,350,000.

- **Financial position**

Shareholders' equity for 2006 amounted to ARS 122,415,000, showing a 48.5% year-to-year increase.

The current liquidity ratio for 2006 was 1.43 while, in fiscal 2005, such ratio was 1.59; in addition, the fixed assets-to-shareholders' equity ratio was 0.17 for 2006 and 0.13 for 2005.

Total consolidated assets for fiscal year 2006 amounted to ARS 304,891,000, which represents a 62.3% year-to-year increase.

Prospects

The projections we have received from the different customers in the Company's main markets indicate a favorable trend for the year now beginning.

Naturally, the growth rates will decrease markedly as the markets and the customers begin to reach their potential.

In these first months, Mirgor has already started producing the air quality and temperature control systems for the Citroen C4, the local production of which will be presented during the first half of 2007.

The Company was also nominated to provide air quality and temperature control systems for Daimler Chrysler's new Sprinter model, for which Mirgor will initiate production in June this year.

The expansion work of the Tierra del Fuego plant is in full activity and the Company continues working on adapting its organization to the activity levels requested by customers.

However, although activity level remains stable or rising slightly, there are some problems that complicate the situation.

The first is related to the strong pressure that all autopart manufacturers are subjected to as regards the requirement to submit competitiveness programs in order to reduce sales prices.

This issue arises in a context of very strong competition among the different brands on the domestic market (taking into account imported and Argentine products), compounded with the impossibility of transferring the higher costs in the vehicles that are exported.

It is important to take into account that, when nearing the 500,000 units, the Argentine market concentrated increased attention from the auto manufacturer parent companies and this results in increased pressure on local affiliates to obtain net income.

The second issue of concern is that of internal costs. Not only are negotiations with trade unions being reopened, with requests that are not in line with market reality, but there are also movements in other costs that had not occurred until now. The most significant case is that of electric power.

In many cases, retroactive increases are being applied and these will be impossible to pass on to customers.

In 2007, so far, there have been increases in the raw materials supplied by domestic companies.

In this context, facing the additional issue of Government controls that aim to avoid passing cost increases through to prices, from a business and commercial standpoint there are serious doubts as to the possibility of maintaining companies' earnings at levels that, at least, enable the reinvestment therein that is required to accompany the increasing market requirements.

The prospects for residential air conditioning remain favorable. The market is expected to continue growing. The great challenge is to maintain current manufacturing volumes for our customers because several retail chains are receiving approval to do their own manufacturing in Tierra del Fuego, and this could reduce the production volumes of the companies already established in such province.

Proposal submitted by the Board of Directors

Earnings distribution

Unappropriated retained earnings at end of year include the following information:

Item	In thousands of ARS
Unappropriated retained earnings at beginning of year	68,659
Income for the year	40,002
Total as of December 31, 2006	108,661
To legal reserve	-
Balance at the disposal of the Shareholders' Meeting	108,661

The Board of Directors requests the Shareholders' Meeting to make the decision on the dividend distribution policy.

Acknowledgement

The Board of Directors wishes, once again, to express its deep gratitude to the management and employees for their collaboration during the current year as well as the suppliers and customers for the trust in the Company and the support granted, all of which made it possible to achieve these results.

Buenos Aires,
March 9, 2007

ROBERTO G. VÁZQUEZ
Chairman

ERNST & YOUNG

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

AUDITOR'S REPORT

(Translation of the report originally issues in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina).

To the Chairman and Directors of
MIRGOR S.A.C.I.F.I.A.
(C.U.I.T. (Argentine taxpayer identification number): 30-57803607-1)

1. We audited the accompanying balance sheets of MIRGOR S.A.C.I.F.I.A. as of December 31, 2006, and 2005, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. We also audited the accompanying consolidated balance sheets of MIRGOR S.A.C.I.F.I.A. and its subsidiaries as of December 31, 2006, and 2005, and the related consolidated statements of income and cash flows for the years then ended, which are disclosed as supplementary information. Such financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on those financial statements based on our audits.

2. Except as stated in paragraph (3), we conducted our audit in accordance with auditing standards effective in Argentina. An audit requires that the auditor plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements. An audit includes examining, on a selective test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting standards used and significant estimates made by the Company's Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. We did not examine or applied audit procedures to the financial statements of the subsidiary Capdo S.A. as of December 31, 2006, a company acquired during this year, which are used to value the equity interest in such company by the equity method and included in the consolidated financial statements of MIRGOR S.A.C.I.F.I.A. with its subsidiaries as of that date. As of December 31, 2006, this equity interest represented 3.9% of the total assets of MIRGOR S.A.C.I.F.I.A., and 2.7% of the consolidated assets of MIRGOR S.A.C.I.F.I.A. and its subsidiaries.

4. As mentioned in note 4 to the accompanying financial statements, as of December 31, 2006, and 2005, the Company and its subsidiaries booked noncurrent value-added tax and minimum presumed income tax credits amounting to ARS 6,101,714 and ARS 5,745,585, respectively, the recoverability of which depends on the companies' possibility of generating enough taxable income to absorb them. Although the Company's Management understands that based on the business plan those credits will be recoverable, as of the date of issuance of this report, it is not possible to estimate the recoverable amount of such credits.

5. In our opinion, except for the effect of adjustments, if any, that might have been required in the balance sheet as of December 31, 2006, if our work scope limitation described in paragraph (3) had not taken place, and subject to the effect of adjustments that could have been required if the outcome of the uncertainty mentioned in paragraph (4) had been known, the financial statements mentioned in paragraph (1) present fairly, in all material respects, the financial position of MIRGOR S.A.C.I.F.I.A., and the consolidated financial position of MIRGOR S.A.C.I.F.I.A. with its subsidiaries as of December 31, 2006, and 2005, and the related results of its operations and its cash flows for the years then ended, in accordance with the relevant CNV (Argentine Securities Commission) regulations.

6. In compliance with current legal requirements, we further report that:

a) The financial statements mentioned in paragraph (1) were transcribed into the Inventory and Financial Statements Book, and were prepared, in all material respects, in accordance with the relevant provisions of Argentine Business Associations Law.

b) Except as mentioned in note 9 to the accompanying financial statements, the financial statements of MIRGOR S.A.C.I.F.I.A. result from books kept, in all formal respects, pursuant to current legal requirements and the conditions established by the Tierra del Fuego province IGJ (provincial regulatory agency of business associations) Resolution No. 1000/00 dated December 13, 2000.

ERNST & YOUNG

c) The information included in points 2, and 3 of the "Summary of events for the year ended December 31, 2006", filed by the Company to meet CNV and BCBA regulations, results from the accompanying financial statements as of December 31, 2006, and 2005, and as of December 31, 2004, 2003, and 2002, (after being restated in constant pesos through February 28, 2003, as detailed in note 1(b) to the accompanying financial statements), not included in the document attached hereto, on which we issued our reports on March 11, 2005, March 10, 2004, and March 10, 2003, respectively, to which we refer and that should be read jointly with this report. The Company's Management did not amend the information for the year ended December 31, 2002, to introduce certain changes in professional accounting standards, adopted by the Company as from January 1, 2003.

d) During the year ended December 31, 2006, we billed fees for audit services provided to the issuer, representing 100% of the total amount billed to the issuer on any account, 69% of total audit services billed to the issuer, its parent company and subsidiary, and 69% of the total amount billed to the issuer, its parent company and subsidiary on any account.

e) As of December 31, 2006, liabilities accrued in employer and employee contributions to the Integrated Pension Fund System resulting from the Company's accounting books amount to ARS 394,267, none of which was due and payable as of that date.

Buenos Aires,
March 9, 2007

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

KAREN GRIGORIAN
Partner
Certified Public Accountant U.B.A.
C.P.C.E.C.A.B.A. Vol. 175 - Fo. 031

Registered office: Einstein 1111 – Río Grande – Tierra del Fuego, Argentina.
Main business: Manufacture of air conditioning equipment for vehicles.
Date of registration with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the last amendment to by-laws: August 12, 2004.

Expiration date of the articles of incorporation: 05/31/2070.

FISCAL YEAR No. 36 BEGINNING JANUARY 1, 2006

SUMMARY OF EVENTS (*)

FOR THE PERIOD ENDED DECEMBER 31, 2006

(Figures stated in Argentine pesos - Note 1.b)

1. BRIEF COMMENT ON THE COMPANY'S ACTIVITIES FOR THE YEAR

The significant growth in the various activities performed by group companies generated the good level of earnings achieved.

The improvement in salaries' purchasing power, combined with the improved relative prices of consumer goods and the fact that the automobile industry introduced new models helped this increase in the domestic market.

Lastly, the same factor that is driving sales becomes an obstacle for growth, because the increases in salaries, utility rates and materials, while the sector is under pressure not to increase its prices, is a cause of conflict and jeopardizes continuity of growth.

Over the fiscal year under analysis, the automobile industry was the sector that produced the largest impact on domestic product. A notable feature was that the largest sales increases occurred in the high-range models, while it is possible to discern that there is a segment that has not been covered yet, i.e. sales in installments.

As a step in the Company's growth process and a sign of confidence that such growth will be sustained, its industrial plant in Tierra del Fuego was expanded in order to maintain its delivery levels and the quality that characterizes the production of both Mirgor and its subsidiary Interclima, each in their specific activities.

2. CONSOLIDATED BALANCE SHEET STRUCTURE

	12/31/2006	12/31/2005	12/31/2004	12/31/2003	12/31/2002
Current assets	252,469,322	162,979,749	99,680,710	67,547,756	66,879,625
Noncurrent assets	52,421,886	24,863,153	26,556,016	32,391,773	38,458,205
Total assets	304,891,208	187,842,902	126,236,726	99,939,529	105,337,830
Current liabilities	177,024,824	102,322,723	57,508,603	33,133,081	30,199,587
Noncurrent liabilities	5,439,603	3,100,800	6,032,289	11,411,548	16,836,705
Total liabilities	182,464,427	105,423,523	63,540,892	44,544,629	47,036,292
Minority interest	12,152	7,315	5,196	4,119	3,530
Shareholders' equity	122,414,629	82,412,064	62,690,638	55,390,781	58,298,008
Total liabilities and shareholders' equity	304,891,208	187,842,902	126,236,726	99,939,529	105,337,830

3. CONSOLIDATED STATEMENT OF INCOME STRUCTURE

	12/31/2006	12/31/2005	12/31/2004	12/31/2003	12/31/2002
Operating income (loss) from recurring operations	39,659,811	27,929,181	17,491,758	414,982	1,723,633
Financial income (expense)	563,520	(6,844,800)	(8,938,563)	(994,056)	(16,139,916)
Other (expenses) / revenues	(230,863)	(854,542)	88,840	(1,535,015)	(356,707)
Income tax	14,934	(505,080)	(1,341,100)	(792,549)	(384,214)
Minority interest in income(loss)	(4,837)	(2,119)	(1,078)	(589)	1,983
Net income (loss)	40,002,565	19,722,640	7,299,857	(2,907,227)	(15,155,221)

4. STATISTICAL DATA (1)

Volume of units		12/31/2006		12/31/2005		12/31/2004		12/31/2003		12/31/2002	
		Trim.	Accum.	Trim.	Accum.	Trim.	Accum.	Trim.	Accum.	Trim.	Accum.
Production	(2)	184,917	579,707	117,689	358,217	92,533	275,243	63,595	215,288	43,303	147,618
Sales	(3)	149,177	461,891	85,267	256,059	77,832	232,293	51,810	186,643	41,063	137,478
- Local		137,235	399,727	78,415	206,949	54,464	150,632	27,582	84,255	20,333	67,590
Equipment with air conditioning		55,331	173,228	25,206	90,593	21,413	74,837	16,274	41,451	12,346	35,839
Equipment without air conditioning		8,569	32,994	7,749	32,572	10,623	36,183	6,487	25,065	4,857	19,056
Instrument Panels		3,538	14,288	5,873	22,359	7,173	22,149	4,821	17,739	3,130	12,695
Residential air conditioning		69,797	179,217	39,587	61,425	15,255	17,463				
- Exports		11,942	62,164	6,852	49,110	23,368	81,661	24,228	102,388	20,730	69,888

(1) As from fiscal 2004, the units sold by Interclima S.A. are disclosed as statistical information.
(2) Including the one related to Interclima S.A.
(3) The units sold among companies are not included.

5. RATIOS

	12/31/2006	12/31/2005	12/31/2004	12/31/2003	12/31/2002
Liquidity	1.43	1.59	1.73	2.04	2.21
Solvency	0.67	0.78	0.99	1.24	1.24
Fixed asset-to-equity capital ratio	0.17	0.13	0.21	0.31	0.37
Rentability	0.33	0.24	0.12	(0.05)	(0.26)

6. LISTED PRICE (VALUES PER ARS 1 NOMINAL VALUE)

Jan 2005	Jan 2006	Febr 2005	Febr 2006	Mar 2005	Mar 2006
26.3	40.20	28.2	48.90	28.00	53.00
Apr 2005	**Apr 2006**	**May 2005**	**May 2006**	**Jun 2005**	**Jun 2006**
29.00	59.50	29.25	59.00	28.5	52.00
Jul 2005	**Jul 2006**	**Aug 2005**	**Aug 2006**	**Sep 2005**	**Sep 2006**
28.60	60.00	30.60	60.00	35.50	59.00
Oct 2005	**Oct 2006**	**Nov 2005**	**Nov 2006**	**Dec 2005**	**Dec 2006**
35.00	73.00	37.50	74.50	37.35	80.00

7. PROSPECTS

Taking into account the orders received from our customers, prospects are favorable, although the market is expected to grow slower than over the fiscal year under analysis.

Buenos Aires,
March 9, 2007

LIC. ROBERTO G. VAZQUEZ
Chairman

(*) Information not covered by the auditor's report, except for 2, 3 and 5.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

FINANCIAL STATEMENTS FOR FISCAL YEAR No. 36,

FOR THE FISCAL YEAR BEGINNING JANUARY 1

AND ENDED DECEMBER 31, 2006,

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

Registered office: Einstein 1111 – Río Grande – Tierra del Fuego, Argentina.

Main business: Manufacturing air conditioning equipment for vehicles.

Date of registration with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the first amendment to by-laws: July 1, 1994.
- Of the last amendment to by-laws: August 12, 2004.

Registration number with the IGJ (regulatory agency of business associations): 40,071.

Expiration date of articles of incorporation: 05/31/2070.

Parent company: See note 6 to the stand-alone financial statements.

Capital structure: See note 3 to the stand-alone financial statements.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

	Argentine pesos
20,000,000 shares of common stock, face value ARS 0.10 each Subscribed, paid-in, issued and registered with the Public Registry of Commerce	2,000,000

Translation into English – originally issued in Spanish
Supplementary information

MIRGOR S.A.C.I.F.I.A.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2006

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	12/31/2006	12/31/2005
ASSETS		
CURRENT ASSETS		
Cash - Note 2	19,019,000	19,024,378
Trade receivables - Note 2	134,965,182	78,911,844
Tax credits - Note 2	2,468,448	2,736,541
Other receivables - Note 2	733,456	309,326
Inventories - Note 2	95,283,236	61,997,660
Total current assets	252,469,322	162,979,749
NONCURRENT ASSETS		
Tax credits - Note 2	7,049,188	6,298,910
Other receivables - Note 2	677,228	460,037
Property & equipment - Note 1(f)a	35,527,012	17,908,861
Investments - Note 2	8,612,700	-
Intangible assets - Note 1(f)b	34,621	195,345
Subtotal noncurrent assets	51,900,749	24,863,153
Goodwill	521,137	-
Total noncurrent assets	52,421,886	24,863,153
Total assets	304,891,208	187,842,902
LIABILITIES		
CURRENT LIABILITIES		
Trade payables - Note 2	138,988,759	82,364,442
Salaries, payroll taxes and taxes payable - Note 2	10,413,234	7,947,172
Customer advances - Note 2	1,900,930	8,697,347
Loans - Note 2	22,265,485	2,422,084
Other liabilities	3,456,416	891,678
Total current liabilities	177,024,824	102,322,723
NONCURRENT LIABILITIES		
Loans - Note 2	4,825,493	3,100,800
Taxes payable - Note 2	405,695	-
Other liabilities - Note 2	208,415	-
Total noncurrent liabilities	5,439,603	3,100,800
Total liabilities	182,464,427	105,423,523
MINORITY INTEREST IN SUBSIDIARIES	12,152	7,315
SHAREHOLDERS' EQUITY	122,414,629	82,412,064
Total liabilities, minority interest and Shareholders' equity	304,891,208	187,842,902

Notes 1 through 4, and Exhibit H to the consolidated financial statements and notes 1 through 14, and Exhibit C to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of these consolidated financial statements and should be read together with these statements.

Translation into English – originally issued in Spanish
Supplementary information

MIRGOR S.A.C.I.F.I.A.

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	12/31/2006	12/31/2005
Net sales (including VAT benefits amounting to 91,195,737 and 43,406,235, respectively)	566,314,985	288,935,341
Cost of goods sold	(485,663,767)	(241,443,067)
Gross Income	80,651,218	47,492,274
Administrative expenses (Exhibit H)	(22,068,633)	(11,333,531)
Selling expenses (Exhibit H)	(18,922,774)	(8,229,562)
Financial income (expense) and holding gains (losses) from assets:		
Interest	2,505,329	108,783
Foreign exchange difference	42,021	254,704
Inventories holding gains (losses)	3,980,209	(1,275,547)
Allowance for doubtful accounts	209,000	(572,852)
Allowance for impairment in value of property and equipment	-	281,691
Allowance for impairment in value of tax credits	506,626	(288,875)
Allowance for obsolescence and impairment in value of inventories	(110,541)	(2,239,588)
(Loss)/gain from bondholdings	344,090	(67,359)
Financial income (expense) and holding gains (losses) from liabilities:		
Interest	(5,080,695)	(2,698,630)
Foreign exchange difference	(1,832,519)	(347,127)
Other expenses, net	(230,863)	(854,542)
Earnings before income tax	39,992,468	20,229,839
Income tax	14,934	(505,080)
Income after income tax	40,007,402	19,724,759
Minority interest in subsidiaries	(4,837)	(2,119)
Net income for the year	40,002,565	19,722,640

Notes 1 through 4, and Exhibit H to the consolidated financial statements and notes 1 through 14, and Exhibit C to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of these consolidated financial statements and should be read together with these statements.

Translation into English – originally issued in Spanish
Supplementary information

MIRGOR S.A.C.I.F.I.A.

CONSOLIDATED STATEMENT OF CASH FLOWS (1)

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	12/31/2006	12/31/2005
CHANGES IN CASH		
Cash at beginning of year	19,024,378	17,674,115
Cash at end of year	19,019,000	19,024,378
(Decrease) increase in cash, net	(5,378)	1,350,263
CAUSES OF CHANGES IN CASH		
OPERATING ACTIVITIES		
Net income for the year	40,002,565	19,722,640
Interest and foreign exchange difference accrued	2,240,216	1,508,394
Income tax	(14,934)	505,080
Adjustments to arrive at net cash flows (used in) provided by operating activities		
P&E depreciation and intangible assets amortization	3,562,603	4,247,871
Gain from the sale of P&E	(29,506)	(14,600)
Minority interest	4,837	2,119
Increase in allowance for impairment in value and obsolescence of inventories	110,541	2,239,588
(Decrease) increase in the allowance for trade receivables	(209,000)	572,852
(Decrease) in the allowance for P&E impairment in value	-	(281,691)
(Decrease) increase in the allowance for impairment in value of tax credits	(173,270)	288,875
(Decrease) in the allowance for warranties and increased costs	-	(381,966)
Changes in operating assets and liabilities		
(Increase) in trade receivables	(55,844,338)	(43,259,361)
(Increase) in inventories	(33,396,117)	(19,969,872)
(Increase) decrease in other receivables	(1,370,489)	1,293,989
Increase in trade payables	56,620,984	45,619,367
Increase (decrease) in salaries, payroll taxes and other taxes payable (net of tax credits)	1,809,360	(1,234,150)
(Decrease) increase in customer advances	(6,870,049)	4,227,207
Increase in other liabilities	2,477,177	585,437
Interest paid	(1,289,710)	(861,061)
NET CASH FLOW (USED IN) PROVIDED BY OPERATING ACTIVITIES	7,630,870	14,810,718
INVESTING ACTIVITIES		
P&E additions	(20,911,952)	(2,291,401)
Investments and goodwill acquisition	(8,051,391)	-
P&E sales	29,506	55,277
NET CASH FLOW (USED IN) INVESTING ACTIVITIES:	(28,933,837)	(2,236,124)
FINANCING ACTIVITIES		
Loan repayment	(38,017,046)	(19,224,331)
Inflows from loans	59,314,635	8,000,000
NET CASH FLOW PROVIDED BY (USED IN) FINANCING ACTIVITIES	21,297,589	(11,224,331)
(DECREASE) INCREASE IN CASH, NET	(5,378)	1,350,263

(1) Cash comprises cash on hand and cash in banks

Notes 1 through 4, and Exhibit H to the consolidated financial statements and notes 1 through 14, and Exhibit C to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of these consolidated financial statements and should be read together with these statements.

Translation into English – originally issued in Spanish
Supplementary information

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006,

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

1. SIGNIFICANT ACCOUNTING POLICIES

a) Accounting standards applied to financial statements preparation and presentation

As established by CNV (Argentine Securities Commission) Resolution No. 368, the consolidated financial statements are required to be presented preceding the issuer's stand-alone financial statements. This regulation only implies a change in the place of consolidated information, and it does not modify the fact that individual financial statements constitute the main information and consolidated financial statements are supplementary, as set forth by Argentine Business Associations Law and current professional accounting standards. Therefore, the correct interpretation of these consolidated financial statements requires that they be read together with the individual financial statements.

b) Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. In a monetary stability context, the nominal currency is used as constant currency, but, in an inflationary or deflationary context, the financial statements should be stated in pesos reflecting the purchasing power as of their closing date by recognizing the changes in the Domestic Wholesale Price Index (WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in accordance with the restatement method set by FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

The Company's financial statements recognize the changes in the purchasing power of the peso through February 28, 2003, in accordance with Presidential Decree No. 664/2003 and CNV General Resolution No. 441. Under professional accounting standards the restatement method established in Technical Resolution No. 6 should have been discontinued only as from October 1, 2003. The effects of failing to recognize variations in the currency purchasing power until such date were immaterial with respect to the accompanying financial statements.

c) Valuation and disclosure method summary

The valuation and disclosure methods used in the consolidated financial statements are similar to those disclosed in note 1 to the stand-alone financial statements, except for the valuation of interests in subsidiaries, which in the current consolidated statements have been incorporated on a line-by-line basis following the method of FACPCE Technical Resolution No. 21, with the applicable eliminations, and the investment in real property derived from the acquisition of CAPDO S.A., which was valued at its current value as of the acquisition date.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

d) Consolidation bases

Following the procedure established in FACPCE Technical Resolution No. 21, MIRGOR S.A.C.I.F.I.A. has consolidated its financial statements as of December 31, 2005, and 2006, line by line with those of its subsidiary, Interclima Sociedad Anónima. In addition, for the year ended December 31, 2006, after acquiring CAPDO S.A., the consolidated financial statements as of that date include the consolidation of such company.

The following information reflects the parent-subsidiary relationship:

Subsidiary	Equity interest in common and in possible votes as of 12/31/2006 and 12/31/2005		Period-end – latest financial statements issued
Interclima Sociedad Anónima	99.9667%	99.9667%	12/31/2006
CAPDO Sociedad Anónima	95.0000%	-	12/31/2006

In the consolidation, the amounts invested in the subsidiaries and the share in income (loss) and cash flows are replaced by all the subsidiaries' assets, liabilities, income (loss) and cash flows, separately disclosing the third-party minority interests in subsidiaries. Receivables, payables, and transactions performed among members of the consolidated group were eliminated from the consolidation. Unrealized intercompany profits and losses contained in period-end assets and liabilities have been fully eliminated.

e) Financial statements used in the consolidation

The following financial statements were used to prepare the consolidated financial statements as of December 31, 2006, and 2005: 1) The financial statements of Interclima Sociedad Anónima as of those dates, on which the auditor's report was issued on March 9, 2007, and March 10, 2006, respectively, including an "except for" qualification related to the income tax payable quantification (such adjustment was considered for the interest valuation and, consequently, in these consolidated financial statements), and with a qualification for uncertainty related to the recoverability of certain tax credits. 2) The financial statements of CAPDO Sociedad Anónima as of December 31, 2006, on which an unqualified auditor's report was issued on March 9, 2007.

f) Changes in P&E and intangible assets

	12/31/2006	12/31/2005
a) P&E:		
Balance at beginning	17,908,861	19,463,592
Additions	20,911,952	2,291,401
Additions for society acquisition	108,078	-
Retirements (net of accumulated depreciation)	-	(40,676)
Decrease in the allowance for impairment in value	-	281,691
Depreciation	(3,401,879)	(4,087,147)
Balance at end	35,527,012	17,908,861
b) Intangible assets:		
Balance at beginning	195,345	356,069
Amortization	(160,724)	(160,724)
Balance at period-end	34,621	195,345

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

g) Comparative financial statements:

The amounts as of December 31, 2005, include minor disclosure changes to adjust the presentation thereof to the fiscal year ended December 31, 2006.

2. MAIN ACCOUNT BREAKDOWN

	12/31/2006	12/31/2005
CURRENT ASSETS		
Cash		
Cash on hand in Argentine pesos	175,194	26,106
Cash on hand in foreign currency	12,263	21,208
Cash in banks in Argentine pesos	16,975,903	10,601,796
Cash in banks in foreign currency	1,855,640	8,375,268
	19,019,000	19,024,378
Trade receivables		
Trade receivables	135,208,985	79,398,361
Trade receivables in foreign currency	605,052	571,338
Allowance for doubtful accounts	(848,855)	(1,057,855)
	134,965,182	78,911,844
Tax credits		
VAT credit balance	120,370	1,203,895
Withholdings and additional withholdings	1,954,704	659,077
Other	393,374	873,569
	2,468,448	2,736,541
Other receivables		
Unaccrued insurance	193,659	138,036
Loans to employees	150,063	57,622
Other	389,734	113,668
	733,456	309,326
Inventories		
Manufactured products	28,235,117	15,885,451
Raw material	55,759,170	39,527,943
Subtotal	83,994,287	55,413,394
Raw material in transit	20,429,903	13,223,760
Prepayments to vendors in Argentine pesos	1,239,334	3,702,391
Prepayments to vendors in foreign currency	2,392,583	2,320,445
Allowance for impairment in value of inventories	(12,772,871)	(12,662,330)
	95,283,236	61,997,660
NONCURRENT ASSETS		
Tax credits		
VAT credit	4,248,440	3,886,201
Minimum presumed income tax	1,853,274	1,808,441
Income tax withholding	929,750	-
Rebates receivable in Argentine pesos	1,882,494	2,718,042
Promotional benefits receivable	1,229,537	885,447
Deferred income tax credit net of allowance	-	505,750
Other	32,942	128,904
Allowance for impairment in value of tax credits	(3,127,249)	(3,633,875)
	7,049,188	6,298,910

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

	12/31/2006	12/31/2005
Other receivables		
Payables to companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies - Note 3	677,228	460,037
	677,228	460,037
Investments		
Buildings	8,612,700	-
	8,612,700	-
CURRENT LIABILITIES		
Trade payables		
Suppliers	103,353,666	61,106,400
Vendors in foreign currency	35,635,093	21,214,005
Payables to companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies in foreign currency - Note 3	-	44,037
	138,988,759	82,364,442
Salaries, payroll taxes and taxes payable		
Salaries and payroll taxes	3,190,825	1,979,167
Annual statutory bonus and vacation accrual	829,685	1,050,817
Income tax accrual	-	547,954
Health and safety assessment	720,794	300,774
Turnover tax payable	756,122	55,009
Withholdings and additional withholdings	462,282	245,907
Other taxes payable	4,453,526	3,767,544
	10,413,234	7,947,172
Customer advances		
In Argentine pesos	1,900,930	8,697,347
	1,900,930	8,697,347
Loans		
Financial loans in Argentine pesos	17,598,806	-
Financial loans in foreign currency	4,666,679	2,422,084
	22,265,485	2,422,084
Other liabilities		
Directors' fees accrual	2,526,281	-
Royalties payable	857,640	372,175
Other	72,495	519,503
	3,456,416	891,678
NONCURRENT LIABILITIES		
Loans		
Financial loans in foreign currency	4,825,493	3,100,800
	4,825,493	3,100,800
Taxes payable		
Turnover tax payable	405,695	-
	405,695	-
Other liabilities		
Deferred income tax liability (1)	208,415	-
	208,415	-

(1) Net of 2,659,953 as of December 31, 2006, related to the allowance for impairment in deferred income tax credit.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

3. INFORMATION ON RELATED PARTIES

Receivables from/payables to related companies as of December 31, 2006, and 2005, are as follows:

	12/31/2006	12/31/2005
Other receivables (Noncurrent)		
IL TEVERE S.A. (2)	677,228	460,037
Total	677,228	460,037
Trade payables		
VALEO SECURITE HABITABLE (1)	-	44,037
Total	-	44,037

The transactions with related companies, during the fiscal year ended December 31, 2005, are the following:

	12/31/2005			
	Purchase of merchandise	Sale of merchandise	Services received	Royalties
VALEO SISTEMAS AUTOMOTIVOS LTD (1)	2,737,393	2,857,137	-	-
VALEO CHINA (1)	220,651	-	-	-
VALEO AUTOKLIMATIZACE S.R.O (1)	736,237	-	-	-
VALEO CLIMATIZACION S.A. (EURO) (1)	247,958	-	-	-
VALEO KLIMASYSTEME GMBH (1)	71,081	-	-	-
VALEO COMPONENTES AUTOMOVILES (1)	48,086	-	-	-
VALEO SISTEMAS AUTOMOTIVOS (1)	1,469,289	-	-	-
VALEO AUTOSYSTEMIY SP. Z.O.O. (1)	223,961	-	--	-
VALEO VYMENIKY TEPLA s.r.o. (1)	3,206,206	-	-	-
VALEO SECURITE HABITACLE (1)	797,321	-	-	-
VALEO THERMIQUE FRANCIA (1)	544,868	-	74,127	-
VALEO THERMIQUE MOTEUR (1)	3,564,067	-	-	-
VALEO ZARAGOZA (1)	4,096,079	-	-	-
VCC UP ECHANGEURS (1)	2,736,244	-	-	752,664
	20,699,441	2,857,137	74,127	752,664

(1) Related company until September 27, 2005 (See (2)).
(2) Parent company. On September 27, 2005, the local shareholders of Il Tevere S.A., owner of 52% of Mirgor S.A.C.I.F.I.A., acquired from Valeo System Thermique France its interest in such company; consequently, as from such date, Valeo and the companies of its group are no longer a part of the group of companies of Mirgor S.A.C.I.F.I.A.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

4. INFORMATION BY SEGMENT

The Company and its subsidiary Interclima S.A. operate in the automotive and residential air quality and temperature control business segments. The valuation standards applicable to prepare the information by business segment are described in note 1 to these financial statements.

	Air conditioning		
Revenues	**Automotive**	**Residential**	**Total**
Sales (net of imputed interest)	290,367,947	184,751,301	475,119,248
Tax benefit	55,841,464	35,354,273	91,195,737
Total	346,209,411	220,105,574	566,314,985
BALANCE-SHEET INFORMATION			
Allocated assets	200,620,780	104,270,428	304,891,208
Additions	18,484,331	2,427,621	20,911,952

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

EXHIBIT H

INFORMATION REQUIRED UNDER SECTION 64(I)b, LAW No. 19,550

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006,

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	12/31/2006				12/31/2005
Accounts	**Production costs**	**Administrative expenses**	**Selling expenses**	**Total**	**Total**
Salaries & wages	26,036,211	5,567,536	748,161	32,351,908	17,631,662
Contributions and employee benefits	7,347,806	2,239,985	237,467	9,825,258	4,189,302
Insurance	1,320,150	101,563	8,148	1,429,861	825,762
Training fees and expenses	1,815,237	5,336,012	35,012	7,269,345	1,673,729
Taxes, rates and assessments	4,859,091	1,115,286	5,604,806	11,620,040	4,981,636
Maintenance	1,280,379	970,047	-	2,250,426	1,212,645
P&E depreciation	2,277,871	1,095,571	28,437	3,548,043	4,087,147
Intangible assets amortization	15,665	145,059	-	160,724	160,724
Leases and rentals	3,263,851	-	-	3,263,851	767,912
Customs clearing and dispatch expenses	7,413,105	-	-	7,413,105	6,214,167
Royalties	-	-	3,094,160	3,094,160	1,812,167
Other	2,633,748	2,101,110	651,704	5,498,408	3,110,945
Transportation, shipping and handling	26,110,992	-	8,514,879	34,625,871	16,597,709
Bank expenses	-	2,995,026	-	2,996,030	1,278,222
Electric power	470,988	-	-	470,988	376,316
Traveling expenses	-	401,438	-	401,438	252,347
Building expenses	-	-	-	-	-
Total as of 06-30-2006	84,845,094	22,068,633	18,922,774	125,836,501	
Total as of 06-30-2005	45,609,299	11,333,531	8,229,562		65,172,392

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

BALANCE SHEET AS OF DECEMBER 31, 2006

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	12/31/2006	12/31/2005
ASSETS		
CURRENT ASSETS		
Cash - Note 2	9,009,116	17,137,992
Trade receivables - Note 2	45,721,545	17,421,944
Tax credits - Note 2	393,374	1,510,281
Other receivables - Note 2	477,759	294,859
Inventories - Note 2	74,440,593	54,133,149
Total current assets	130,042,387	90,498,225
NONCURRENT ASSETS		
Long-term investments in companies - Exhibit C	39,476,191	18,293,834
Tax credits - Note 2	1,960,026	1,952,865
Other receivables - Note 2	8,233,902	460,037
P&E	30,837,889	15,087,079
Intangible assets	24,177	169,236
Subtotal noncurrent assets	80,532,185	35,963,051
Goodwill – Note 1.c	495,080	-
Total noncurrent assets	81,027,265	35,963,051
Total assets	211,069,652	126,461,276
LIABILITIES		
CURRENT LIABILITIES		
Trade payables - Note 2	51,525,136	30,855,735
Salaries, payroll taxes and taxes payable - Note 2	4,936,660	2,981,397
Loans - Note 2	22,265,485	2,422,084
Customer advances	1,586,540	-
Other payables - Note 2	3,297,639	4,689,196
Total current liabilities	83,611,460	40,948,412
NONCURRENT LIABILITIES		
Taxes payable - Note 2	218,070	-
Loans - Note 2	4,825,493	3,100,800
Total noncurrent liabilities	5,043,563	3,100,800
Total liabilities	88,655,023	44,049,212
SHAREHOLDERS' EQUITY (As per respective statement)	122,414,629	82,412,064
Total liabilities and Shareholders' equity	211,069,652	126,461,276

The accompanying notes 1 through 14, and Exhibit C are an integral part of these financial statements.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

STATEMENT OF INCOME FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006,

PRESENTED COMPARATIVELY WITH PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	12/31/2006	12/31/2005
Net sales (including VAT benefits amounting to 55,841,464 and 31,436,170, respectively) - Note 4(e)	352,201,664	212,446,319
Cost of goods sold	(298,358,451)	(178,026,969)
Gross income	53,843,213	34,419,350
Administrative expenses	(19,331,907)	(10,728,299)
Selling expenses	(10,377,434)	(6,033,700)
Income (loss) from long-term investments - Note 1	13,884,968	5,713,559
Financial income (expense) and holding gains (losses) from assets:		
Interest	1,575,312	785,855
Foreign exchange difference	93,009	220,546
Inventories holding gains (losses)	3,845,109	(880,798)
Allowance for doubtful accounts	209,000	(572,852)
Allowance for obsolescence and in value of inventories	421,084	(1,568,865)
(Loss)/gain from bond holdings	344,090	(67,359)
Allowance for impairment in value of tax credit	(333,356)	12,774
Financial income (expense) and holding gains (losses) from liabilities:		
Interest	(3,211,745)	(2,144,608)
Foreign exchange difference	(2,156,732)	36,087
Other income, net - Note 2	1,197,954	530,950
Net income for the year	40,002,565	19,722,640
EARNINGS PER SHARE - NOTE 12		
BASIC - ORDINARY	2.0001	0.9861
DILUTED - ORDINARY	2.0001	0.9861

The accompanying notes 1 through 14, and Exhibit C are an integral part of these financial statements.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006,

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	12/31/2006			
	Owners' contributions			
Breakdown	**Capital stock**	**Adjustment to capital stock**	**Premium on capital stock**	**Subtotal**
Balances at beginning of year	2,000,000	4,155,936	5,243,562	11,399,498
Reimbursement of irrevocable contributions	-	-	-	-
Net income for the year	-	-	-	-
Balances as of December 31, 2006	2,000,000	4,155,936	5,243,562	11,399,498
Balances as of December 31, 2005	2,000,000	4,155,936	5,243,562	11,399,498

	12/31/2006					12/31/2005
	Retained earnings / Accumulated losses					
	Appropriated retained earnings					
Breakdown	**Legal reserve**	**Other reserves (*)**	**Total**	**Unappropriated retained earnings (accumulated losses)**	**Total**	**Total**
Balances at beginning of year	2,280,143	73,708	2,353,851	68,658,715	82,412,064	62,690,638
Reimbursement of irrevocable contributions	-	-	-	-	-	(1,214)
Net income for the year	-	-	-	40,002,565	40,002,565	19,722,640
Balances as of December 31, 2006	2,280,143	73,708	2,353,851	108,661,280	122,414,629	
Balances as of December 31, 2005	2,280,143	73,708	2,353,851	68,658,715		82,412,064

(*) See note 3(b)

The accompanying notes 1 through 14, and Exhibit C are an integral part of these financial statements.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

STATEMENT OF CASH FLOWS (1)

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006,

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	12/31/2006	12/31/2005
CHANGES IN CASH		
Cash at beginning of year	17,137,992	17,561,127
Cash at end of year	9,009,116	17,137,992
(Decrease) in cash, net	(8,128,876)	(423,135)
CAUSES OF CHANGES IN CASH		
OPERATING ACTIVITIES		
Net income for the year	40,002,565	19,722,640
Interest and foreign exchange difference accrued	1,560,216	899,333
Adjustments to reach net cash flows (used in) provided by operating activities		
P&E depreciation and intangible assets amortization	2,375,972	3,380,954
Gain from the sale of P&E	(29,506)	(14,600)
(Decrease) increase in the allowance for trade receivables, net	(209,000)	572,852
(Decrease) increase in allowance for impairment in value and obsolescence of inventories	(421,084)	1,568,865
Increase (decrease) in the allowance for impairment in value of tax credit	333,356	(12,774)
Income (loss) from long-term investments	(13,884,968)	(5,713,559)
Changes in operating assets and liabilities		
(Increase) decrease in trade receivables	(28,090,601)	1,344,377
(Increase) in inventories	(19,886,360)	(18,003,667)
(Increase) decrease in other receivables	(7,956,765)	1,300,679
Increase in trade payables	20,669,401	11,169,989
Increase (decrease) in salaries, payroll taxes and other taxes payable (net of tax credits)	2,949,723	(328,972)
Increase (decrease) in customer prepayments	1,586,540	(4,291,125)
Increase (decrease) increase in other liabilities	(1,391,558)	1,440,325
Interest paid	(1,289,710)	(861,062)
NET CASH FLOW (USED IN) PROVIDED BY OPERATING ACTIVITIES	(3,681,779)	12,174,255
INVESTING ACTIVITIES		
Net P&E acquisitions	(17,981,723)	(1,428,336)
Long-term investments acquisition (includes goodwill)	(7,792,469)	-
P&E sale	29,506	55,277
NET CASH FLOWS (USED IN) INVESTMENT ACTIVITIES	(25,744,686)	(1,373,059)
FINANCING ACTIVITIES		
Loan repayment	(38,017,046)	(19,224,331)
Inflows from loans	59,314,635	8,000,000
NET CASH FLOW PROVIDED BY (USED IN) FINANCING ACTIVITIES	21,297,589	(11,224,331)
(DECREASE) IN CASH, NET	(8,128,876)	(423,135)

(1) Cash comprises cash on hand and cash in banks

The accompanying notes 1 through 14, and Exhibit C are an integral part of these financial statements.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006,

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

1. SIGNIFICANT ACCOUNTING POLICIES

a) Accounting standards applied to financial statements preparation and presentation

The financial statements of the Company have been prepared in accordance with CNV regulations.

Pursuant to the agreement signed in July 2004 between the FACPCE and the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) with the purpose of unifying professional accounting standards, in April 2005, the FACPCE issued Resolution No. 312/05 approving a series of changes to its Technical Resolutions ("TRs") and Interpretations. Subsequently, in August 2005, the CPCECABA issued Resolution CD No. 93/2005, whereby it approved the FACPCE's TRs (with the amendments dated April 1, 2005), and established that such accounting standards shall become generally effective and mandatory for the full years or interim periods belonging to the fiscal years beginning January 1, 2006, or thereafter, although earlier application is allowed. CPCECABA Resolution CD No. 93/2005 also provided a transition period for certain changes related to the comparison with recoverable values and the disclosure of certain supplementary information regarding income tax booking, which will become mandatory for the fiscal years beginning January 1, 2008, or thereafter.

On December 29, 2005, and January 26, 2006, the CNV (Argentine Securities Commission) issued General Resolutions No. 485 and 487, respectively, which adopted (with certain amendments) and applied, for full fiscal years or interim periods related to the fiscal years beginning as from January 1, 2006, Technical Resolutions Nos. 6, 8, 9, 11, 14, 16, 17, 18, 21 and 22 and Interpretations Nos. 1, 2, 3 and 4 issued by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences) and adopted by the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) through Resolution C.D. No. 93/2005, as mentioned in the previous paragraph. The most significant changes for the Company as a result of CNV General Resolutions Nos. 485 and 487, are as follows:

a) Comparison with recoverable value, for property & equipment and intangible assets. Such comparison is required to be made in a single step and an impairment in value shall be recorded whenever the expected presented value of the cash flows (and the net realizable value) are lower than the book value. In addition, the comparison is to be made asset by asset or, if there are objective reasons that make this impossible, at the level of each cash-generating unit. If information is presented by business segment, the same grouping method should be used.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

b) It is established that the difference between the P&E book value adjusted for inflation (and other nonmonetary assets) and their tax base is a temporary difference that results in the recognition of a deferred income tax liability. However, it is acceptable to continue to consider it as a permanent difference. In the latter case, the financial statements are required to present certain supplementary information regarding the amount and reversal term of the deferred income tax liability that the issuer chose not to recognize otherwise.

c) For matters not contemplated in general or specific accounting standards and that cannot be resolved by using the general framework of accounting standards, effective International Financial Reporting Standards and interpretations approved by the International Accounting Standards Board shall be also applied in the year when such supplementary standards are applicable.

Regarding the changes mentioned in points (a) and (c) above, the Company's Management has analyzed their effects as of the date of these financial statements and has concluded that they do not result in significant changes with respect to the valuation and disclosure methods and criteria applied by the Company until December 31, 2005.

As regards the change mentioned in point (b) above, the total taxation effect of the difference resulting from restating into constant pesos the P&E items and intangible assets as of these financial statements' closing is 344,729. Had such difference been recognized as temporary, the Company's shareholders' equity at the beginning of the year would have decreased by 401,934, and the effect on income for the year ended December 31, 2006, would have been a 57,205 decrease in the income tax charge.

Also, had the abovementioned temporary difference been recognized, the impact on the deferred income tax charge for the coming fiscal years would be reduced as follows:

Terms and amounts	
Fiscal year	**Amount**
2007	46,792
2008	27,483
2009	20,671
2010	11,848
2011 and forward	237,935
Total	344,729

Preparing the financial statements in accordance with current professional accounting standards requires Company Management to consider the estimates and assumptions impacting on the assets and liabilities amounts reported, the disclosure of contingent liabilities and assets as of the date of such financial statements, as well as the revenues and expenses for each year.

The final results may differ from such estimates.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

b) Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. In a monetary stability context, the face and constant value of Argentine pesos is the same, but, in an inflationary or deflationary context, the financial statements should be stated in pesos reflecting the purchasing power as of their closing date by recognizing the changes in the domestic WPI published by the INDEC (Argentine Institute of Statistics and Censuses), in accordance with the restatement method set by FACPCE (Argentine Federation of Professional Council in Economic Sciences) Technical Resolution No. 6.

The Company's financial statements recognize the changes in the purchasing power of the peso through February 28, 2003, in accordance with Presidential Decree No. 664/2003 and CNV General Resolution No. 441. Under professional accounting standards the restatement method established in Technical Resolution No. 6 should have been discontinued only as from October 1, 2003. The effects of failing to recognize variations in the currency purchasing power until such date were immaterial with respect to the accompanying financial statements.

c) Valuation methods

The main valuation methods used to prepare these financial statements are:

– Cash:

- In Argentine pesos: at nominal value.
- In foreign currency: converted at the exchange rate effective as of each year-end to settle these transactions. Foreign exchange differences were charged to the statement of income for each year.

– Receivables and payables:

- In Argentine pesos: at the present value of the cash flows they will generate, discounted (only if effects are significant) using imputed, explicit or market rates, as the case may be, effective at the time of each transaction.
- In foreign currency: at the present value of the cash flows they will generate, discounted (only if effects are significant) using imputed, explicit or market rates, as the case may be, effective at the time of each transaction. These amounts were converted into Argentine pesos at the exchange rate effective as of the year-end for the settlement of the related transactions. Foreign exchange differences were charged to income for each year.
- Credit risk: In its usual course of business the Company grants credit to customers, including car manufacturers, that represent about 99% of the Company's total sales revenues. The Company continuously performs credit assessments of its customers' financial capacity in order to reduce the potential risk of significant credit losses.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

- Labor cost liabilities: labor cost liabilities accrue in the years in which employees have rendered the service that gave rise to such consideration.

- Financial instruments: The Company has not used derivative financial instruments during the fiscal years December 31, 2006, and 2005, or through the date of issuance of these financial statements. Receivables and payables related to usual business and financial transactions are valued as stated in the previous paragraphs and, in the opinion of Company Management, such valuation does not differ from their current value.

– Inventories:

- Raw materials (including those in transit) were valued at replacement cost at end of each year, considering the cash prices for usual purchase amounts. In addition, imported goods are valued at replacement cost at the foreign exchange rate effective at the end of each year.

- The products manufactured were valued at cash reproduction cost at the end of each year limited by the net realization value thereof.

- Prepayments to vendors are stated at nominal value, and those related to amounts in foreign currency were converted at the foreign exchange rate effective at the end of each fiscal year.

- The value of inventories, as of each year-end and after considering the allowance for impairment in value and obsolescence, does not exceed the recoverable value thereof.

– Long-term investments in subsidiaries:

Interclima S.A.: At equity value as established by FACPCE Technical Resolution No. 21, which was calculated based on Interclima S.A.'s financial statements as of December 31, 2006, and 2005, which include an audit report dated March 9, 2007, and March 10, 2006, containing except-for qualifications related to the inconsistency in valuing income tax payables and a qualification for uncertainty about the recoverability of the tax credits.

In addition, upon determining the value by the equity method, an adjustment to the subsidiary's book value was taken into account to disclose the effects of not booking certain income tax payables (see "Income tax – Situation in Interclima S.A.")

Income (loss) from the equity interest in the subsidiary is disclosed in the statement of income under "Income (loss) from long-term investments".

Capdo S.A.: As of December 31, 2006, it was determined based on the equity value of assets and liabilities measured at their current values as of the date of acquisition of CAPDO S.A. (see note 11). Such acquisition was booked according to the methodology established in point 1(3) of Technical Resolution No. 21.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

Such company's fiscal year-end is December 31, 2006. In the year then ended, the Company did not recognize the income (loss) from the interest in CAPDO S.A. as the acquisition date was close to the current year-end.

- P&E:

  - P&E was valued at original cost restated as mentioned in note 1(b), net of accumulated depreciation until the end of each year.
  - P&E depreciation is calculated by the straight-line method, applying annual rates sufficient to extinguish P&E by the end of their estimated useful lives.
  - The valuation of P&E items is checked for impairment in value whenever there is any indication that their book value could exceed their recoverable value. The losses from impairment in value and related recoveries are recognized in the statement of income under "Financial income (expense) and holding gains (losses)".
  - The value of P&E, at cash-generating-unit level, does not exceed the recoverable value thereof.

- Intangible assets:

  - Intangible assets have been valued at original cost restated as mentioned in note 1, net of accumulated depreciation until the end of each year.
  - Amortization is calculated following the straight-line method.
  - The valuation of intangible assets is checked to verify whether their value was impaired when there is any indication that their book value could exceed their recoverable value. The losses from impairment in value and related recoveries are recognized in the statement of income under "Financial income (expense) and holding gains (losses)".
  - The book value of intangible assets, considered as a whole, does not exceed the recoverable value thereof.
  - The licenses to sell products acquired by the Company have been amortized by the straight-line method over three years counted as from their initial economic use, taking into account their capacity to generate earnings in the future.

- Goodwill:

Goodwill resulted from the acquisition of CAPDO S.A., the Company considered that this intangible has an indefinite useful life, since it is not subject to a contractual or legal utilization term, and it is believed that it will generate cash flows in the future within an indefinite term.

MIRGOR S.A.C.I.F.I.A.

Goodwill is reviewed to verify whether it has suffered any impairment in value when there is any indication that its book value could exceed its recoverable value.

– Allowances and provisions:

Allowances:

a) For doubtful accounts: set to correct and make adequate the valuation of trade receivables at the estimated recoverable value; it was set on the basis of an individual analysis thereof.

b) For impairment in value and obsolescence of inventories: it was booked to adjust the value of certain finished products and other obsolete or slow-moving inventories to their estimated recoverable value.

c) For impairment in value of deferred income tax assets: it was booked to reduce the value of such assets at their estimated recoverable value. For that purpose, the Company's tax situation and estimates were considered.

d) For impairment in value of tax credits: it was set to reduce the book value of such credits at the estimated recoverable value thereof; the estimates made by Company Management and the opinion of its legal counsel were considered in the assessment thereof.

– Shareholders' equity accounts:

They were restated as mentioned in note 1(b), except for the "Capital stock" account, which remained at original value. The adjustment deriving from the restatement thereof is disclosed under the "Adjustment to capital stock" account.

– Statement-of-income accounts:

- At nominal value, except for the following cases:

  a) Income (loss) from long-term investments was calculated by the equity method applying the Company's equity interest percentage to the subsidiary's income (loss) for the same period, deducting unrealized intercompany profits and losses. In addition, this account includes the adjustments necessary to make the valuation methods of the subsidiary consistent with those of the Company and the adjustment for not booking an income-tax payable (see "Income tax – Situation in Interclima S.A.").

  b) The depreciation of P&E and the amortization of intangible assets were calculated based on the value of the respective assets after being restated as described in note 1(b).

  c) The cost of goods sold was determined based on the replacement costs for each month. Holding gains (losses) are disclosed in the account "Financial income (expense) and holding gains (losses)".

  d) The account "Financial income (expense) and holding gains (losses)" includes: (a) income and financial costs, (b) inventories holding gains (losses), (c) foreign exchange differences and (d) charges and reversals related to doubtful accounts, impairments in value and obsolescence of inventories, impairments in the value of P&E and other assets in general.

MIRGOR S.A.C.I.F.I.A.

e) The Company has segregated the imputed financial components accrued during each period provided that they were significant.

- Leases:

During the year, the Company executed lease agreements, which, as established by accounting standards and considering the substance of the transactions involved, were treated as operating leases, recording the monthly charges, based on their accrual, in the statement of income.

As of December 31, 2006, the breakdown by maturity of total minimum installments is as follows:

Lessee:

- Up to 1 year: 99,000

- Income tax and minimum presumed income tax:

- Status of Mirgor S.A.C.I.F.I.A.

The Company assesses the income tax charge by the deferred income tax method, which consists in recognizing (as asset or liability) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and the subsequent charge to income for the periods in which such assets or liabilities are reversed, and considering the possibility of using net operating losses in the future. Temporary differences determine deferred income tax assets or liabilities when their future reversal decreases or increases the taxes assessed, respectively.

Minimum presumed income tax is supplementary to income tax: while the latter is levied on taxable income for the year, minimum presumed income tax is a minimum levy determined by applying the current 1% rate on the potential income of certain assets. Therefore, the Company's tax obligations shall be the higher of these two taxes. However, should minimum presumed income tax exceed income tax in any given fiscal year, such excess may be computed as payment on account of any excess of income tax over minimum presumed income tax occurring in any of the ten subsequent fiscal years.

The Company carries net operating losses amounting to 5,563,109 (out of which 5,334,542 may be used until December 31, 2007, and the remainder, until December 31, 2009). As of December 31, 2006, there were deferred income tax assets amounting to 2,659,953, covered by an allowance for impairment in value for the full amount, based on current expectations about the possibility of using them against taxable income and the Company's tax situation as described in note 4.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

The changes in deferred income tax credit and the charge to income for the fiscal year ended December 31, 2006, and 2005, were as follows:

	12/31/2006		12/31/2005	
	Deferred tax credit	Income tax - Income / (loss)	Deferred tax credit	Income tax - Income / (loss)
Balance at beginning of year, less provision	-	-	-	-
Consumption of NOLs	(438,579)	(438,579)	(1,014,318)	(1,014,318)
(Decrease) Increase in temporary asset differences	(96,062)	(96,062)	8,037	8,037
Decrease in temporary liability differences	-	-	599,849	599,849
Change in the allowance for impairment in value of deferred assets	534,641	534,641	406,432	406,432
Balance at end of year - less provision	-	-	-	-

The reconciliation between the charge to income for income tax and the amount resulting from applying the 35% rate established by effective tax regulations to book income for the year is:

	12/31/2006	12/31/2005
Earnings for the year before income tax	40,002,565	19,722,640
Permanent differences (*)	(38,475,019)	(18,561,406)
Earnings for the year less permanent differences	1,527,546	1,161,234
Tax rate	35%	35%
Tax assessed	(534,641)	(406,432)
Increase in the allowance for impairment in value of deferred assets	534,641	406,432
Income-tax book charge	-	-

(*) It includes the income exempt under the industrial promotion system effective for the Province of Tierra del Fuego.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

The items included in the deferred income tax credits as of December 31, 2006, and 2005, are shown in detail below:

Temporally differences in assets	**12/31/2006**	**12/31/2005**
Nondeductible allowances	559,127	759,546
Diverses	153,738	49,381
NOLs	1,947,088	2,385,667
Deferred tax credit before the allowance	2,659,953	3,194,594
Allowances for impairment in value of deferred tax assets	(2,659,953)	(3,194,594)
Deferred tax credit at fiscal year-end net of the allowance	-	-

The minimum presumed income tax amount for the year ended December 31, 2006, exceeded income tax and amounted to 341,172. Such amount was booked under noncurrent tax credits, the amount of which accumulated to date totals 1,853,274. The Company's Management, based on the Company's business plan for the future, understands that such amounts will be recoverable.

- Situation in the subsidiary Interclima S.A.

In view of the economic crisis resulting from abandoning the currency board, the Management of the subsidiary considered that the conditions required to apply the tax-purposes adjustment for inflation were present. Consequently, it prepared and filed the income tax return for the year ended December 31, 2002, based on adjusted amounts, using the coefficients determined according to domestic WPI variations, which led to the assessment of NOLs amounting to about 5,200,000.

Interclima S.A.'s Management, seeking appropriate jurisdictional protection, filed before the courts a request for an injunction because it believed that section 39, Law No. 24,073 dated 1992, which had set the index applicable to the tax adjustment for inflation at one, should be abrogated due to the high inflation that affected tax year 2002 and because it had been introduced to legislation in an economic context differing completely from year 2002.

On July 17, 2003, the judge hearing the case granted the injunction requested by the subsidiary and instructed the Argentine Government to refrain from filing any administrative or judicial proceeding, making any claim, demand or accusation and imposing penalties based on the alleged prohibition to apply the adjustment for inflation.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

On October 15, 2004, the trial court judge hearing on the constitutional protection action filed by the subsidiary ruled that the AFIP should accept the legitimacy of the adjustment for inflation provided for in Income Tax Law No. 20,628, Title VI, and resolved to declare the unconstitutionality of section 4, Law No. 25,561, amending sections 7 and 10, Law No. 23,928, and section 5, Presidential Decree 214/02, and section 39, Law No. 24,073, since they disregard sections 14 and 17 of the Argentine Constitution, and it has ordered the AFIP to compute the adjustment for inflation in the fiscal year ended December 31, 2002, and filed on May 8, 2003, which was appealed by Argentine tax authorities. The Court of Appeals dismissed such appeal. As a result, the AFIP filed an extraordinary appeal, which was denied by the Court of Appeals.

Considering the denial mentioned in the preceding paragraph, the AFIP filed a remedy of complaint for appeal denied with the Argentine Supreme Court. To date, whether such remedy was sustained or not has not been resolved.

Had the tax adjustment for inflation not been made, Interclima S.A. would have assessed income tax amounting to about 384,342 for 2002 (after computing prior-period NOLs), to 854,892 for the fiscal year ended December 31, 2003, to 1,279,585 for the fiscal year ended December 31, 2004, and 39,793 for fiscal year ended December 31, 2005, plus interest accrued amounting to 1,639,099 calculated through December 31, 2006.

2. BREAKDOWN OF MAIN ACCOUNTS

	12/31/2006	12/31/2005
CURRENT ASSETS		
Cash		
Cash in Argentine pesos	12,472	22,731
Cash on hand in foreign currency	12,263	21,208
In banks in Argentine pesos	7,128,741	8,718,785
In banks in foreign currency	1,855,640	8,375,268
	9,009,116	17,137,992
Trade receivables		
Trade receivables in Argentine pesos	46,221,906	18,083,720
Trade receivables in foreign currency	348,494	396,079
Allowance for doubtful accounts	(848,855)	(1,057,855)
	45,721,545	17,421,944
Tax credits		
VAT credit balance	-	1,083,525
Withholdings and additional withholdings	393,374	426,756
	393,374	1,510,281
Other receivables		
Unaccrued insurance	104,439	138,036
Loans to employees	150,063	57,622
Other	223,257	99,201
	477,759	294,859

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

	12/31/2006	12/31/2005
Inventories		
Manufactured products	22,467,694	14,027,738
Raw material	45,037,886	35,165,651
Subtotal	67,505,580	49,193,389
Raw material in transit	14,611,092	12,817,765
Prepayments to vendors in Argentine pesos	850,319	1,123,766
Prepayments to vendors in foreign currency	2,278,960	2,224,671
Allowance for impairment in value of inventories	(10,805,358)	(11,226,442)
	74,440,593	54,133,149
NONCURRENT ASSETS		
Tax credits		
VAT credit balance - Note 4	93,481	93,481
Minimum presumed income tax - Note 4	1,853,274	1,808,441
Promotional benefits receivable - Note 4	1,229,537	885,447
Rebates receivable in Argentine pesos - Note 4	1,016,393	1,016,393
Deferred income tax asset	2,659,953	3,194,594
Allowance for impairment in value of deferred income tax asset	(2,659,953)	(3,194,594)
Other	32,923	81,329
Allowance for impairment in value of tax credits	(2,265,582)	(1,932,226)
	1,960,026	1,952,865
Other receivables		
Companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies – Note 7	8,233,902	460,037
	8,233,902	460,037
CURRENT LIABILITIES		
Trade payables		
Suppliers	16,532,834	10,443,886
Payables to companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies – Note 7	-	44,037
Financial payables in foreign currency	34,992,302	20,367,812
	51,525,136	30,855,735
Salaries, payroll taxes and other taxes payable		
Salaries and payroll taxes	2,808,365	1,638,250
Annual statutory bonus and vacation accrual	552,266	780,236
Health and safety assessment	604,780	208,782
Turnover tax payable	383,350	55,009
Withholdings and additional withholdings	462,282	245,907
Other taxes payable	125,617	53,213
	4,936,660	2,981,397
Loans		
Financial loans in Argentine pesos	17,598,806	-
Financial loans in foreign currency	4,666,679	2,422,084
	22,265,485	2,422,084

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

	12/31/2006	12/31/2005
Other liabilities		
Payables to companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies – Note 7	-	4,053,228
Royalties payable	786,424	295,479
Directors' fees accrual	2,510,000	-
Other	1,215	340,489
	3,297,639	4,689,196
NONCURRENT LIABILITIES		
Taxes payable		
Turnover tax payable	218,070	-
Loans		
Financial loans in foreign currency	4,825,493	3,100,800

	Income/(Loss)	
	12/31/2006	12/31/2005
Other income and expenses, net		
Leases and rentals	1,200,000	1,200,000
Other	(2,046)	(669,050)
	1,197,954	530,950

3. CAPITAL STRUCTURE – SHAREHOLDERS' EQUITY

a) Capital stock status

The Company's capital stock consists of 20,000,000 book-entry shares of common stock, 0.10 face value each and it is fully registered, subscribed and paid-in, according to the following breakdown:

Class	Votes	Number
"A"	Entitled to three (3) votes each	5,200,000
"B"	Entitled to three (3) votes each	5,200,000
"C"	Entitled to one (1) vote each	9,600,000
Total		20,000,000

Each Class "A", Class "B" or Class "C" shares have the same rights to collect dividends.

b) Other reserves - For future dividends

This account includes the decisions made by the Shareholders' Meetings held May 24, 1995, May 22, 1998, and April 29, 1999, approving the setting of reserves for future dividends in the amounts of 18,784,406, 7,693,924, and 8,353,403, respectively. The Board of Directors would thus be free to allocate such amounts to cash dividend payments, as deemed appropriate. On July 14, 1995, May 12, 1998, December 13, 1999, July 18, 2000, and December 15, 2002, the Board of Directors approved the payment of 9,368,077; 9,342,622; 3,846,962; 3,846,962; 4,176,701; and 4,176,701, respectively.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

4. TAX SITUATION OF THE COMPANY: TAX SYSTEM – TAX CREDITS

The Company enjoys the benefits of the Industrial Promotion System provided by Law No. 19,640 as regards the assets and for the activities performed in the Province of Tierra del Fuego. Accordingly, the Company is entitled to certain tax and customs benefits through 2013, including:

a) **Income tax:** Presidential Decree No. 1,395/94 established, as from September 1, 1994, that 85% of the price paid by customers out of the earnings related to the Province of Tierra del Fuego would be income-tax exempt (whose rate is 35%). Subsequently, under Presidential Decree 615/97, the Argentine Government reinstated certain tax benefits granted by Industrial Promotion Law introducing amendments effective August 1, 1997, that provided that the exemption granted to such activities would amount to 100% as established by Law No. 19,640, section 4(a).

b) **Value-added tax:** The Company's sales are subject to VAT at the 21% rate; such tax is collected from customers. Presidential Decree No. 1,395/94 provided that presumed VAT credits computable as from September 1, 1994, would be equivalent to the amount resulting from applying the VAT rate on 61.11% of the net sales price to customers so that the tax obligation was reduced to 8% thereof as from April 1995. Presidential Decree No. 615/97 provided that the presumed VAT credit computable as from August 1, 1997, is equivalent to the one resulting from applying 100% on the VAT rate at the bet sale price to customers.

c) **Tax credit certificates:** Under Law No. 23,697, the Federal Government suspended the tax benefits during 1989 and 1990. Thus, the Company made payments on account of capital tax and VAT which, under such law, would be reimbursed to the Company through Debt Consolidation Bonds.

   DGI (Argentine tax bureau) General Resolution No. 3838/94 regulated the way in which the abovementioned bonds would be obtained; based on that, the Company booked credits in the amount of 1,511,788 (historical value).

   On September 17, 1996, the DGI advised the Company of the recognition of a larger amount in favor of the Company (2,194,142) (un-restated historical value) as a result of the application of the adjustment rate for the prior month used by the Company in the original filing. In addition, the Company booked a 148,853 (un-restated historical value) credit related to the reimbursement of VAT to be requested by other procedures.

   The Ministry of Economy and Public Services and Works established through Resolution No. 580/96 that the credits against the Federal Government emerging from the suspension of the industrial promotion established in Law No. 23,697 and prior to April 1, 1991, will be settled through the delivery of Debt Consolidation Bonds.

   On May 19, 1997, the Company was advised that the DGI provisionally recognized the amount indicated above.

   As a result thereof, the Company booked the credit recognized at the listed price effective as of each fiscal year-end which, as of December 31, 2006, and 2005, amounted to 1,229,537 and 885,447, respectively, and were fully booked in an allowance.

MIRGOR S.A.C.I.F.I.A.

d) **Customs duties and statistical rate:** Not paid by the Company for all the inputs imported and used in its operations in Tierra del Fuego under Law No. 19,640.

e) **Reimbursements in Argentine pesos:** Under Law No. 19,640, exports from the continent to Tierra del Fuego enjoy the benefit of these reimbursements.

Owing to the delay in payment by the Federal Government, the Company filed collection requests before Customs Authorities; although such requests have been denied at administrative stages, the Company's legal counsel and Management understand that the transactions were carried out within the regulatory framework of Law No. 19,640 and, consequently, that the Company is entitled to collect the rebates provided by the legislation and regulations effective at the time.

The unfavorable resolutions mentioned above were challenged; thus, the proceedings are in the Customs Legal and Technical Department awaiting the issuance of the respective formal opinions.

Following with the comments included in the previous points, the benefits accrued during the fiscal year ended December 31, 2006, and 2005, amounted to:

	Periods ended December 31,	
	2006	**2005**
Value-added tax	55,841,464	31,436,170
Customs duties and statistical rate (estimated)	25,918,831	17,773,987

In addition and considering the tax system to which the Company is subject, as indicated above, as of December 31, 2006, the Company carried minimum presumed income tax credits in the amount of 1.8 million, and the Company and its subsidiary (Interclima S.A.) carried VAT credits in the amount of 4.3 million disclosed in noncurrent assets. The recoverability of such credits totaling 6.1 million in the consolidated financial statements and 1.8 million in the stand-alone financial statement depends, among other issues on whether the Companies are able to generate income subject to tax during the coming years. In this respect, the Company's Management understands that, based on its future business plan, such credits will be recoverable.

5. MAJOR CUSTOMERS

For the fiscal years ended December 31, 2006, and 2005, the Company's sales to its most important customers were:

	12/31/2006	**12/31/2005**
VOLKSWAGEN ARGENTINA S.A.	31%	40%
RENAULT ARGENTINA S.A.	22%	19%
PEUGEOT CITRÖEN ARGENTINA S.A.	22%	10%
GENERAL MOTORS ARGENTINA	16%	20%
MERCEDES BENZ	7%	10%
OTHERS	2%	1%

MIRGOR S.A.C.I.F.I.A.

6. PARENT COMPANY

Parent company: Il Tevere S.A.
Registered office: Paseo Colón 221, Piso 4° – Buenos Aires, Argentina
Main business: holding company.
Voting rights: 76.47%
Shareholding percentage: 52%

Effective July 15, 1996, a 40% shareholding in Il Tevere S.A.'s was transferred in favor of Valeo Climatisation (afterwards, Valeo Systemes Thermique), which thus became indirect holder of 20.8% of the capital stock and 30.59% of the voting rights in MIRGOR S.A.C.I.F.I.A. A further 10% shareholding in Il Tevere S.A. was transferred on March 6, 1998; thus the interest in MIRGOR S.A.C.I.F.I.A. was increased to 26%. On September 27, 2005, the local shareholders of Il Tevere S.A., the parent company of Mirgor S.A.C.I.F.I.A. in which it holds a 52% equity interest, acquired Valeo Systemes Thermique France's equity interest in Il Tevere S.A.

As part of the transaction, Mirgor and Valeo reached a long-term business and technological cooperation agreement in order to ensure the continuity in the future provision of products.

7. INFORMATION ON RELATED PARTIES

For the fiscal year ended December 31, 2006, and 2005, the Company was engaged in transactions with its subsidiary, parent, and other related companies. Receivables and payables in that regard are:

	12/31/2006	12/31/2005
Other receivables		
IL TEVERE S.A. (3)	677,228	460,037
INTERCLIMA S.A. (1)	7,556,674	-
Total	8,233,902	460,037
Trade payables		
VALEO SECURITE HABITACLE (2)	-	44,037
Total	-	44,037
Other liabilities		
INTERCLIMA S.A. (1)	-	4,053,228
Total	-	4,053,228

The transactions carried out with the subsidiary, parent, and other related companies are:

	12/31/2006 (See 3.)				
	Purchase of merchandise	Services received	Royalties	Loans	Other Services
INTERCLIMA S.A. (1)	5,992,253	-	-	(11,609,902)	1,200,000
IL TEVERE S.A. (3)	-	-	-	217,191	-
	5,992,253	-	-	(11,392,711)	1,200,000

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

	12/31/2005				
	Purchase of merchandise	Services received	Royalties	Loans	Other Services
VALEO SISTEMAS AUTOMOTIVOS LTD (2)	2,095,322	-	-	-	-
VALEO CHINA (2)	220,651	-	-	-	-
VALEO AUTOKLIMATIZACE S.R.O (2)	736,237	-	-	-	-
VALEO CLIMATIZACION S.A.(EURO) (2)	247,958	-	-	-	-
VALEO KLIMASYSTEME GMBH (2)	71,081	-	-	-	-
VALEO COMPONENTES AUTOMOVILES (2)	48,086	-	-	-	-
VALEO SISTEMAS AUTOMOTIVOS (2)	1,469,289	-	-	-	-
VALEO AUTOSYSTEMIY SP. Z.O.O. (2)	223,961	-	-	-	-
VALEO VYMENIKY TEPLA s.r.o. (2)	2,438,722	-	-	-	-
VALEO SECURITE HABITACLE (2)	797,321	-	-	-	-
VALEO THERMIQUE FRANCIA (2)	544,868	74,127	-	-	-
VALEO THERMIQUE MOTEUR (2)	3,564,067	-	-	-	-
VALEO ZARAGOZA (2)	4,096,079	-	-	-	-
VCC UP ECHANGEURS (2)	2,736,244	-	752,664	-	-
INTERCLIMA S.A. (1)	10,106,935	-	-	1,109,879	1,200,000
IL TEVERE S.A. (3)	-	-	-	460,037	-
	29,396,821	74,127	752,664	1,569,916	1,200,000

(1) Subsidiary.
(2) Related company until September 27, 2005 (See (3)).
(3) Parent company. On September 27, 2005, the local shareholders of Il Tevere S.A., owner of 52% of Mirgor S.A.C.I.F.I.A., acquired from Valeo System Thermique France its interest in Il Tevere S.A. Consequently, after such date, Valeo and its group of companies are no longer part of the group of companies to which Mirgor S.A.C.I.F.I.A. belongs.

8. INCOME TAX WITHHOLDING ON DIVIDENDS

When dividends are paid in excess of taxable income as provided for in Income Tax Law, such excess shall be subject to a 35% withholding, as single and definitive payment. Based on the unnumbered section subsequent to Section 69 of Income Tax Law, the Company need not withhold any amount on such account.

9. OFFICIALLY STAMPED BOOKS

The books which were stamped and sealed after the related transactions are:

Journal No.	Officially stamped on	Transaction for the period
57	01-Feb-05	12/15/04 to 02/02/05
59	04-May-05	03/17/05 to 05/01/05
60	04-May-05	05/01/05 to 05/04/05
61	08-Jul-05	06/07/05 to 07/08/05
63	28-Sep-05	08/30/05 to 09/28/05
64	31-Oct-05	10/04/05 to 10/31/05
65	02-Dec-05	11/14/05 to 12/02/05
69	29-Aug-06	04/19/06 to 05/23/06
70	29-Aug-06	05/23/06 to 06/23/06
71	25-Sep-06	06/23/06 to 07/24/06
72	25-Sep-06	07/24/06 to 08/29/06
73	24-Nov-06	08/29/06 to 09/28/06
74	24-Nov-06	09/28/06 to 10/16/06
75	21-Dec-06	10/16/06 to 11/23/06
76	21-Dec-06	11/23/06 to 12/21/06

MIRGOR S.A.C.I.F.I.A.

10. BANK LOANS – RESTRICTION ON EARNINGS DISTRIBUTION

The borrowing and renegotiation of these loans binds the Company to comply with certain conditions and requirements, which it has fulfilled to date, especially those related to meeting certain ratios in its quarterly financial statements, the most significant of which measure the relation between certain liabilities and interest paid, as well as those related to keeping limits on the Company's indebtedness and the limitation to distribute dividends during the effectiveness of the loans.

11. SHAREHOLDING ACQUISITION

On December 21, 2006, the Company acquired a 95% equity interest in Capdo S.A., an affiliate of the group to which the parent company belongs, in the amount of 7,792,470, which was fully paid as of December 31, 2006. Such company owns a real property unit in the Province of Buenos Aires, which will allow, among other things, extending and improving the provision of goods produced to one of the car manufacturers with which the Company operates.

12. EARNINGS PER SHARE

Net income per share (basic and diluted) is calculated by dividing net income for each period allocable to common shares by the weighted average of outstanding common shares during the same periods. No transactions involving shares of common stock or possible shares of common stock have been performed as from the end of the year reported through the issuance of these financial statements.

13. FOREIGN INVESTOR INFORMATION REGULATIONS

These financial statements have been prepared in accordance with the foreign investors information regulations established by the CNV (Argentine Securities Commission) in Resolution No. 368, as amended, Chapter XXIII, Exhibit III. Therefore, these financial statements are in accordance with professional accounting standards effective in Argentina. The effects of differences between professional accounting standards effective in Argentina and those effective in other countries where these financial statements may be used have not been quantified.

14. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish. They have also been reformatted in a manner different from that presented in Spanish, but in all other respects follows accounting principles that conform with the CNV regulations.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

EXHIBIT C

SHARES, DEBENTURES, OTHER SECURITIES ISSUED IN SERIES, AND INTEREST IN ANOTHER COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006, PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	2006				
Securities name and characteristics	Face value	Amounts	Cost value	Value obtained by the equity method	Book value
Noncurrent investments: Companies under section 33, Law No. 19,550 - Subsidiaries and affiliates					
INTERCLIMA S.A.	1	11,996	8,815,917	32,178,801	32,178,801
CAPDO S.A.	1	6,650,000	7,792,470	7,297,390	7,297,390
Total noncurrent investments					39,476,191

	2006						2005
	Information on the issuer						
		Last financial statements issued					
Securities name and characteristics	Main business activity	Date	Capital	Income (loss) for the year	Shareholders' equity	Equity interest %	Book value
Noncurrent investments: Companies under section 33, Law No. 19,550 - Subsidiaries and affiliates							
INTERCLIMA S.A.	Manufacturing of autoparts and exchangers for air conditioning and heating systems	30/06/06	12,000	4,682,581	26,650,878	99,97%	18,293,834
CAPDO S.A.		12/31/06	7,000,000	(134,282)	6,389,936	95.00%	-
Total noncurrent investments							18,293,834

MINUTES No. 97 OF STATUTORY AUDIT COMMITTEE'S MEETING

In the City of Buenos Aires, on March 9, 2007, at 10:00 am, the undersigned members of MIRGOR S.A.C.I.F.I.A.'s Statutory Audit Committee held a meeting to establish the manner in which the documentation referred to the financial statements for the fiscal year ended December 31, 2006, will be signed, and to approve this Statutory Audit Committee's Report thereon, which is transcribed below:

STATUTORY AUDIT COMMITTEE'S REPORT

To the Shareholders of
MIRGOR S.A.C.I.F.I.A.:

Dear sirs,

1. As required by the BCBA (Buenos Aires stock exchange) Regulations, we examined the accompanying balance sheet of MIRGOR S.A.C.I.F.I.A. as of December 31, 2006, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended, as well as the consolidated balance sheet of MIRGOR S.A.C.I.F.I.A. with its subsidiaries Interclima S.A. and Capdo S.A. as of December 31, 2006, and the related consolidated statements of income and cash flows for the year then ended. In addition, we have examined the related "Supplementary information to the notes to the financial statements required under section 68 of the BCBA regulations", the filing of which is not required by professional accounting standards effective in the City of Buenos Aires, Argentina. Such documentation is the responsibility of the Company's Board of Directors in performing their exclusive functions.

2. Our work was based on the audit of the financial statements indicated above conducted by the firm Pistrelli, Henry Martin y Asociados S.R.L., in accordance with auditing standards effective in Argentina, and it was limited to verifying the fairness of the significant information included in the documents examined, its consistency with the information on corporate decisions entered in minutes, and the compliance of such decisions with the law and by-laws regarding formal and documentary requirements. We did not perform any control over management decisions or performance and, therefore, we did not assess the business decisions or criteria regarding administrative, financial, marketing or production matters, as these are the exclusive responsibility of the Board of Directors.

3. We did not examine the financial statements of the subsidiary Capdo S.A. as of December 31, 2006, a company acquired during this year, which are used to value the equity interest in such company by the equity method and included in the consolidated financial statements of MIRGOR S.A.C.I.F.I.A. with its subsidiaries as of that date, on which the firm Estudio Urien y Asociados issued its audit report on February 26, 2007. As of December 31, 2006, this equity interest represents 3.9% of the total assets of MIRGOR S.A.C.I.F.I.A., and 2.7% of the consolidated assets of MIRGOR S.A.C.I.F.I.A. and its subsidiaries.

4. As mentioned in note 4 to the accompanying financial statements, as of December 31, 2006, the Company and its subsidiaries booked noncurrent minimum presumed income tax and value-added tax credits amounting to ARS 6,101,714, the recoverability of which depends on the companies' possibility of generating enough taxable income to absorb them. Although the Company's Management understands that based on the business plan those credits will be recoverable, as of the date of issuance of this report, it is not possible to estimate the recoverable amount of such credits.

5. Based on our review and the report dated March 9, 2007, issued by Karén Grigorian, CPA, (a partner of the firm Pistrelli, Henry Martin y Asociados S.R.L.), except for the effect of adjustments, if any, that could have been required in the balance sheet as of December 31, 2006, if there had not been the scope limitation described in paragraph (3), and subject to the effect of adjustments that could have been required if the outcome of the uncertainty mentioned in paragraph (4) had been known, the financial statements mentioned in paragraph (1) present fairly, in all material respects, the financial position of MIRGOR S.A.C.I.F.I.A., and the related results of its operations and its cash flows for the year then ended, in accordance with professional accounting standards effective in the City of Buenos Aires, Argentina, and the provisions of Argentine Business Associations Law and the relevant CNV (Argentine Securities Commission) regulations. The "Supplementary information to the notes to the financial statements required under section 68 of the BCBA regulations" is fairly presented, in all material respects, in connection with the financial statements mentioned in paragraph (1), taken as a whole.

6. We also report that in compliance with current legal requirements, and exercising the control of legality that is our responsibility, during the year, we applied the remaining procedures described in section No. 294, Law No. 19,550, which we considered necessary under the circumstances, with no findings to report in this regard.

7. The accompanying financial statements result from books kept, in all formal respects, pursuant to current legal requirements, except as mentioned in note 9, which were transcribed into the Inventory and Financial Statements Book.

Buenos Aires,
March 9, 2007

Mario Volman took the floor and proposed that Julio Cueto Rua, on behalf of the Statutory Audit Committee, signs all the documentation related to those financial statements. Mario Volman also stated that, according to the analysis of the Company's accounting information, he considered that the obligations provided in Argentine Business Associations Law, the bylaws and FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 15 were duly met.

After a brief comment, the motions were unanimously approved. Therefore, there being no further business to transact, the meeting was adjourned at 11:00 am.

JULIO CUETO RUA MARIO VOLMAN MATÍAS ROMERO ZAPIOLA

UNITED STATES SECURITIES AND EXCHANGE COMMISSION (U.S. "SEC")
FILE N° 82-3941

MIRGOR

SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA.

EINSTEIN 1111 – RIO GRANDE

TIERRA DEL FUEGO

ESTADOS CONTABLES POR EL EJERCICIO INICIADO

EL 1° DE ENERO Y FINALIZADO EL 31 DE DICIEMBRE DE 2006

JUNTAMENTE CON EL INFORME DEL AUDITOR

Y DE LA COMISION FISCALIZADORA.

EJERCICIO ECONOMICO N° 36 INICIADO EL 1° DE ENERO Y FINALIZADO EL 31 DE DICIEMBRE DE 2006

MEMORIA

Señores Accionistas:

De conformidad con las disposiciones legales y estatutarias vigentes sometemos a vuestra consideración la documentación de los estados contables correspondiente al ejercicio económico N° 36 finalizado el 31 de diciembre de 2006.

Cuadro de situación en que se desarrolló la actividad del ejercicio.

La actividad de la empresa registró un interesante crecimiento de sus dos negocios más importantes, la climatización automotriz y la climatización residencial.
Justamente, estos dos sectores, el automotriz y el de consumo de bienes durables, tuvieron un crecimiento excepcional en el período y ayudaron a que la economía argentina mantuviera las notables tasas de crecimiento de su producto bruto interno.

En ambos sectores se registraron situaciones parecidas, la mejora del poder adquisitivo del salario, la caída de precios relativos de los autos y de los bienes durables y el consumo postergado, originado en el período de la crisis, ayudó al fuerte crecimiento del mercado doméstico.
En el caso de los autos, también se está recogiendo el resultado del lanzamiento de vehículos modernos, asignados en exclusividad a las plantas radicadas en nuestro país, lo que ayuda a que las exportaciones de unidades terminadas tengan un nuevo impulso, acompañando al crecimiento del mercado interno.

Estas altas tasas convivieron durante el ejercicio con fuertes presiones en ambos extremos de la cadena productiva. Por un lado se registraron fuertes incrementos de costos en las materias primas, relacionadas con dos factores: uno externo debido al crecimiento global de las economías mundiales y la fuerte demanda que esto ocasiona. Del lado interno, las inversiones no han acompañando la expansión de la economía y en muchos casos se registran condiciones tales que condicionan los mercados que siguen "tirando".
También debe destacarse la cuestión salarial como un factor de impacto sobre los costos del sector. Todas las negociaciones de los gremios, en especial las de los relacionados con el sector automotriz, han tenido como característica la de reclamar recomposiciones por encima de los índices de inflación.
Esta situación reduce la competitividad de las empresas de este sector tan globalizado, lo que produce fuertes discusiones comerciales con los clientes.

La duda que persiste es si la economía argentina será capaz de incentivar la inversión y las búsqueda de productividad, para sostener las tasas de crecimiento que nuestro país necesita para reducir los niveles de pobreza y exclusión que registra.

La industria automotriz

Se convirtió en la gran "estrella" del crecimiento industrial del país. Teniendo en cuenta que su participación el PB Industrial es de alrededor de 10%, el crecimiento de la producción del 35% (en unidades) impulsó las tasas de crecimiento globales de la economía.
La producción logró la tercera cifra más alta de la historia con 432.101 vehículos, a solo un 6% de su máximo nivel registrado en el año 1998. El crecimiento, con relación a 2005, fue del 35,1%.
Las exportaciones y las importaciones superaron sus máximos anteriores, mientras que la demanda doméstica quedó en el segundo puesto de su historia.

El crecimiento de las exportaciones está directamente relacionado con la maduración de la producción de autos que fueron lanzados después de la devaluación del año 2002, y la consolidación de otros modelos que fueron designados por las casas matrices de las terminales para ser producidos en nuestro país y así poder atender sus demandas externas. Los casos más conocidos son los del Polo de Volkswagen y el Sprinter de Daimler Chrysler.
La exportación de vehículos, con 236.789 unidades, representó el 54,8% de la producción. Esto permite confirmar que nuestra industria está consolidando un definido patrón de especialización que permite pensar en un horizonte más sustentable frente a una crisis de la demanda doméstica.
Sin embargo, esta orientación trae como consecuencia la inevitable necesidad de mantener una competitividad de largo plazo que excede el argumento del tipo de cambio "competitivo" que muchos analistas y empresarios reclaman.

La demanda doméstica creció a una tasa menor que la producción, 14,4%.
Lo más destacable de este crecimiento fue que la demanda de autos producidos localmente creció a una tasa mayor, logrando pasar de una participación del 35,6% al 40,9% en el último año.
Teniendo en cuenta que los autos producidos localmente corresponden, en general, a segmentos de más alta gama, se concluye que ha aumentado el poder de compra en el mercado doméstico.
Los analistas del sector estiman que todavía existe espacio para seguir creciendo y una de las causas que utilizan para explicar el fenómeno es que todavía no se ve un crecimiento de la participación de las ventas a crédito.

Mientras tanto, existen fuertes presunciones de que la producción y la demanda lograrán alcanzar (y tal vez superar) la ansiada meta de las 500.000 unidades, mientras las terminales siguen analizando nuevos proyectos para sus fábricas.
Algunos de estos proyectos ya se han anunciado o se encuentran en vías de ejecución como los casos del acuerdo Fiat-Tata o del lanzamiento para el mercado de exportación de la nueva Sprinter de Daimler-Chrysler.
Otros proyectos están siendo analizados y no han sido confirmados por parte de las terminales locales.

Actividades de la empresa

En 2006, las ventas de Mirgor en el mercado de terminales crecieron a una tasa mayor que la de la producción de autos. En 2005 las ventas no habían acompañado el ritmo de crecimiento. Ahora, los nuevos productos de Mirgor van tomando mayor preponderancia en el mix de ventas de la Compañía.

Las ventas de sistemas de climatización pasaron de 123.165 unidades vendidas en 2005 a 206.222 unidades vendidas en 2005, lo que representa un crecimiento del 67,4%.
Como se puede ver en el detalle que se acompaña más abajo, los modelos lanzados en los últimos dos años son los que tienen las mayores tasas de crecimiento.
También debe señalarse que estos modelos alcanzan volúmenes de producción y ventas que permiten trabajar fuertemente en competitividad a través de inversiones y de estudio de los procesos productivos.

La empresa ha comenzado a prepararse para ello y ha invertido fuertemente en la adecuación de sus plantas industriales para hacer frente a los nuevos niveles de actividad que requiere la industria. Además de la ampliación de las plantas fabriles en Río Grande, Mirgor ha instalado la planta de armado y provisión Justo a Tiempo de ruedas en el predio de General Motors, significando adicionalmente una nueva tecnología de fabricacion. Dicha planta logró la certificación ISO 9001: 2000 e ISO/TS 16 949:2002, así como la certificación QSB de General Motors.

Las ventas de la empresa tuvieron un crecimiento del 96,9%, pasando de P$289 millones a P$ 569 millones, cifra que, tomada en dólares, representa el mayor nivel de ventas de la historia de la Compañía.
La incorporación de la línea de climatización residencial de Interclima tuvo un impacto importante en este nivel de actividad. En el año 2006 esta rama del negocio alcanzó un 36% de participación en la cifra consolidada de ventas de Mirgor.

En el rubro automotriz, las ventas consolidadas crecieron un 65%, aproximadamente, como consecuencia de la mayor producción de autos, la mayor participación de mercado de la Compañía y la mayor proporción de

penetración de los sistemas para autos con aire acondicionado que pasaron del 74% al 84%. Este porcentaje se asemeja a los que existen en los países más desarrollados.
Los productos automotrices de Mirgor e Interclima (condensadores) se encuentran en más del 50% de los autos que fabrican en el país.

APERTURA DE LAS VENTAS A TERMINALES (En unidades)

	2006		2005		DIF	
Totales	**206,106**		**123,069**		83,037	67.5%
VIEJOS MODELOS						
SPRINTER	18,849	9.1%	17,439	14.2%	1,410	8.1%
CORSA I	31,161	15.1%	22,411	18.2%	8,750	39.0%
PARTNER	15,790	7.7%	12,959	10.5%	2,831	21.8%
KANGOO	18,451	9.0%	13,043	10.6%	5,408	41.5%
MEGANE	12,458	6.0%	6,635	5.4%	5,823	87.8%
POLO	10,655	5.2%	20,937	17.0%	-10,282	-49.1%
CADDY	3,813	1.9%	5,002	4.1%	-1,189	-23.8%
Subtotal	**111,177**	**53.9%**	**98,426**	**80.0%**	**12,751**	**13.0%**
NUEVOS MODELOS						
CORSA II	8,656	4.2%	11,200	9.1%	-2,544	-22.7%
CLIO	21,013	10.2%	10,999	8.9%	10,014	91.0%
307	32,345	15.7%	2,372			1263.6%
SURAN	32,765	15.9%	72			45406.9%
CITROEN C4	150		0			
Subtotal	**94,929**	**46.1%**	**24,643**	**20.0%**	**7,470**	285.2%

Las ventas de condensadores de Interclima continuaron la tendencia que habían iniciado durante el año anterior en lo que respecta a los destinos de la producción. La mayor demanda proveniente de Mirgor, sumada al crecimiento de los requerimientos de Peugeot para su 206 obligó a reducir los envios al exterior.
Esta situación se debería profundizar durante el año 2007 ya que Interclima logró aprobar los desarrollos de nuevos productos. Durante el año comenzará a producir los condensadores del Corsa I y del Citroen C4 para proveerlos a Mirgor y en el año 2008 lanzará la producción de un condensador de nueva tecnología para el Peugeot 206.

Como se explicó más arriba, el mayor crecimiento en las actividades de la Compañía se registró en el rubro Aire Acondicionado Residencial, para lo cual la compañía amplió la capacidad de producción e incorporó nuevas líneas de productos
Las unidades vendidas pasaron de 61.425 en 2005 a 179.536 en 2006, lo que representó un 192% de incremento.
Igual que en el caso de la actividad automotriz, el crecimiento se debe a una mayor demanda pero también responde a un fuerte crecimiento en la participación de mercado gracias al lanzamiento de nuevos productos que tuvieron una buena aceptación en los clientes.

Adicionalmente se desarrolla una nueva tecnología de ensayos de sistemas de aire acondicionado en banco, lo cual le permitirá a la compañía ofrecer el servicio de ensayos como una nueva actividad.

Ampliación memoria según D 677/2001

En lo que respecta a la política de remuneraciones al personal, la Dirección de la compañía mantuvo la política vigente de remunerar sobre la base de salarios considerados de mercado, teniendo en consideración la formación, capacidad y experiencia, incluyendo dentro de las mismas las evaluaciones de desempeño y acciones asociadas al cumplimiento de objetivos, sin planes de opciones ni de otras variables. Esta misma política se aplica al Directorio, percibiendo remuneración aquel que desempeña funciones técnico-administrativas en la Compañía y honorarios aprobados por la Asamblea de accionistas a los Directores independientes.

La compañía en sus aspectos financieros, viene demostrando solvencia y solidez en todos estos años, habiendo cumplido absolutamente con todos sus compromisos. La importante obra de ampliación de las plantas fabriles se ha financiado con capital externo con el fin de no afectar el giro normal de los negocios. Así mismo el aumento de actividad, como los desarrollos encarados en este ejercicio han sido soportados con financiación propia.

Desde el punto de vista de control interno de la Sociedad, la misma posee procedimientos y sistemas de control que le permiten analizar y evaluar periódicamente el funcionamiento de la misma dentro de las pautas básicas de control interno, por otra parte nuestros auditores externos también periódicamente verifican el adecuado funcionamiento de los sistemas de control interno.

Análisis de los Estados Consolidados
(cifras expresadas a valores del 31/12/06)

 # Resultado del ejercicio

Las ventas del ejercicio, fueron de miles de $ 566.315 representando un incremento del 96% con relación a las del ejercicio anterior (miles de $ 288.935). El incremento de volumen en ambas actividades, automotriz y residencial, ha sido muy importante para este ejercicio.

El resultado neto del ejercicio 2006 fue positivo, ascendiendo a miles de $ 40.002 (ganancia), representando un 7.1% sobre las ventas contra un resultado del ejercicio 2005 de miles de $ 19.723 (ganancia). Asimismo los resultados financieros y por tenencia arrojaron una ganancia de miles de $ 563, los cuales representan un 0.1% sobre ventas, siendo que en ejercicio 2005 arrojaron una pérdida de miles de $ 6.844, donde representaron un 2.4% sobre ventas,
Los gastos de administración, miles de $ 22.069 representan el 3.9% con respecto a las ventas del presente ejercicio, manteniendo los niveles relativos del ejercicio anterior, donde los gastos ascendieron a la suma de miles de $ 11.334.

Las operaciones con la empresa controlada se detallan en la Nota Nro. 6 de los Estados Contables.

 # Flujo de Fondos

Los fondos generados por las operaciones ordinarias consolidadas, netos de los cambios en activos y pasivos fueron para el ejercicio 2006 igual a miles de $ 7.631, mientras que durante el ejercicio finalizado el 31 de diciembre de 2005 el flujo de fondos generó fondos por miles de $ 14.811. Las compras de bienes de uso del presente ejercicio ascendieron a la suma de miles de $ 20.912, las inversiones no corrientes ascendieron a la suma de miles de $ 8.051, mientras que en el ejercicio anterior las compras de bienes de uso fueron por miles de $ 2.291. Durante el presente ejercicio no hubo fondos generados u aplicados a operaciones extraordinarias.

En cuanto a los fondos de actividades financieras, durante el ejercicio 2006 se cancelaron prestamos por la suma de miles de $ 38.017, mientras que en el ejercicio 2005, las cancelaciones fueron por miles de $ 19.224 de acuerdo a los convenios pactados oportunamente, el flujo neto de actividades financieras representó una generación de fondos de miles de $ 21.298, frente a una utilización de fondos de miles de $ 11.224 del ejercicio 2005.

Los flujos de fondos aquí descriptos significaron una aplicación de fondos durante el año 2006 de miles de $ 5, frente a la generación de fondos del ejercicio 2005 de miles de $ 1.350.

 # Situación Patrimonial

El patrimonio neto del ejercicio 2006, que asciende a la suma de miles $ 122.415, habiéndose incrementado con respecto al ejercicio 2005 en un 48.5%

El índice de liquidez corriente del ejercicio 2006 fue igual a 1.43 mientras que en el ejercicio 2005, dicho ratio ascendía a 1.59; asimismo el índice de inmovilización del capital fue igual a 0.17 para el 2006 y 0.13 para 2005.

El total de activos consolidados que para el ejercicio 2006 es igual a miles de $ 304.891 significa respecto del ejercicio anterior un incremento del 62.3%.

Perspectivas Futuras

Las proyecciones que hemos recibido de los distintos clientes en los mercados principales de la Empresa muestran una evolución favorable para el año que se inicia.
Naturalmente las tasas de crecimiento serán mucho menores a medida que los mercados y los clientes comienzan a alcanzar su potencial.

En estos primeros meses, Mirgor ya comenzó con la producción de los sistemas de climatización del Citroen C4, cuya producción nacional será presentada durante el primer semestre de 2007.
También se obtuvo la nominación de le Compañía para la provisión de los sistemas de climatización de la nueva Sprinter de Daimler Chrysler, cuya producción se inicia para Mirgor en el mes de junio de este año.

Está en plena ejecución la ampliación de la planta de Tierra del Fuego y se continua el trabajo de adecuación de la organización a los niveles de actividad que solicitan los clientes.

Sin embargo, y pese a que la actividad se presenta estable o con un ligero crecimiento, existen algunos problemas que complican esta situación.

El primero de ellos es el relacionado con la fuerte presión al que están sometidos todos los autopartistas en relación a la necesidad de presentar programas de competitividad que reduzcan los precios de venta.
En este punto se plantea un contexto de enorme competencia entre las marcas en el mercado local (teniendo en cuenta los productos importados y nacionales), sumado a la imposibilidad de trasladar mayores costos en los vehículos que se exportan.
Es importante tener en cuenta que al llegar al entorno de las 500.000 unidades, el mercado argentino pasa a tener otra visibilidad para las casas matrices de las terminales y esto hace que las filiales locales tengan mayores demandas para obtener rentabilidad.

El segundo aspecto que preocupa es el que se relaciona con los incrementos de costos internos. No solamente se están volviendo a abrir las negociaciones con los sindicatos, con pedidos que no están acordes con la realidad de los mercados, sino que además comienzan a moverse los costos de otros elementos que hasta ahora no estaban presentes. El caso más significativo es del de la electricidad.
En muchos casos se están registrando aumentos que son retroactivos y que será imposible trasladar a los clientes.
También se han producido en lo que va del año aumentos en las materias primas provistas por las empresas locales.

En este contexto y con controles por parte del Gobierno para evitar traslados a los precios, el aspecto comercial pone en seria duda la posibilidad de mantener a las empresas en condiciones de rentabilidad que permita, cuanto menos poder reinvertir utilidades en la empresa y así poder acompañar los crecientes requerimientos del mercado.

Las perspectivas para el aire acondicionado residencial continúan siendo favorables. Se espera que el mercado siga creciendo. El gran desafío será mantener los volúmenes actuales de fabricación con nuestros clientes dado que varias cadenas comerciales están recibiendo aprobación para fabricar por su cuenta en Tierra del Fuego y esto podría reducir los volúmenes de producción de las empresas hoy establecidas.

Propuesta del Directorio.

Distribución de Utilidades

Los Resultados no asignados al cierre del ejercicio presentan la siguiente información:

Conceptos	Miles $
Resultados no asignados al inicio del ejercicio	68.659
Resultado del ejercicio	40.002
Total al 31 de diciembre de 2006	108.661
Destinado a Reserva Legal	-
Saldo a disposición de la Asamblea de Accionistas	**108.661**

El Directorio deja a disposición de la Asamblea de Accionistas la decisión sobre la política de distribución de dividendos.

Agradecimiento.

El Directorio desea nuevamente expresar su profundo agradecimiento al personal directivo y a los empleados la colaboración brindada durante el ejercicio, así como a proveedores y clientes por la confianza depositada en la empresa y el apoyo prestado, todo lo cual a hecho posible alcanzar los resultados obtenidos.

09 de Marzo de 2007

Roberto G. Vázquez
Presidente

ERNST & YOUNG

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

INFORME DEL AUDITOR

A los Señores Presidente y Directores de
MIRGOR S.A.C.I.F.I.A.
(C.U.I.T.: 30-57803607-1)

1. Hemos auditado los estados de situación patrimonial adjuntos de MIRGOR S.A.CI.F.I.A. al 31 de diciembre de 2006 y 2005 y los correspondientes estados de resultados, de evolución del patrimonio neto y flujo de efectivo por los ejercicios finalizados en esas fechas. Asimismo hemos auditado los estados de situación patrimonial consolidados adjuntos de MIRGOR S.A.CI.F.I.A. y sus sociedades controladas al 31 de diciembre de 2006 y 2005 y los correspondientes estados consolidados de resultados y de flujo de efectivo por los ejercicios finalizados en esas fechas, que se exponen como información complementaria. Dichos estados contables son responsabilidad de la Dirección de la Sociedad. Nuestra responsabilidad es expresar una opinión sobre los mencionados estados contables basada en nuestras auditorías.

2. Excepto por lo indicado en el párrafo 3, nuestro trabajo fue realizado de acuerdo con las normas de auditoría vigentes en la República Argentina. Una auditoría requiere que el auditor planifique y desarrolle su tarea con el objetivo de obtener un grado razonable de seguridad acerca de la inexistencia de manifestaciones no veraces y errores significativos en los estados contables. Una auditoría incluye examinar, sobre bases selectivas, la evidencia respaldatoria de la información expuesta en los estados contables, así como evaluar las normas contables utilizadas, las estimaciones significativas efectuadas por la Dirección de la Sociedad y la presentación de los estados contables tomados en su conjunto. Consideramos que nuestras auditorías nos brindan una base razonable para fundamentar nuestra opinión.

3. No hemos auditado ni aplicado procedimientos de auditoría sobre los estados contables de la sociedad controlada Capdo S.A. al 31 de diciembre de 2006, sociedad adquirida en el presente ejercicio, utilizados para valuar la inversión en dicha sociedad mediante el método de valor patrimonial proporcional e incorporados en los estados contables consolidados de MIRGOR S.A.C.I.F.I.A. con sus sociedades controladas a dicha fecha. Esta inversión representa al 31 de diciembre de 2006 el 3,9% del total del activo de MIRGOR S.A.C.I.F.I.A. y el 2,7% de los activos consolidados de MIRGOR S.A.C.I.F.I.A. y sus sociedades controladas.

4. Tal como se menciona en la nota 4. a los estados contables adjuntos, al 31 de diciembre de 2006 y 2005 la Sociedad y sus sociedades controladas mantenían registrados créditos fiscales no corrientes en concepto de impuesto al valor agregado e impuesto a la ganancia mínima presunta por $6.101.714 y $5.745.585, respectivamente, cuya recuperabilidad depende de que las sociedades generen suficientes ingresos impositivos para su absorción. Si bien la Dirección de la Sociedad entiende que en función al plan de negocios dichos créditos serán recuperables, a la fecha de emisión de este informe no es posible estimar el importe que se recuperará de los mismos.

5. En nuestra opinión, excepto por el efecto de los ajustes, si los hubiera, que pudieran haberse requerido en el estado de situación patrimonial al 31 de diciembre de 2006 de no haber mediado la limitación en el alcance descripta en el párrafo 3., y sujeto al efecto de los ajustes que podrían haberse requerido de conocerse la resolución de la incertidumbre mencionada en el párrafo 4., los estados contables mencionados en el párrafo 1. presentan razonablemente, en todos sus aspectos significativos, la situación patrimonial de MIRGOR S.A.C.I.F.I.A. y la situación patrimonial consolidada de MIRGOR S.A.C.I.F.I.A. con sus sociedades controladas al 31 de diciembre de 2006 y 2005, y los respectivos resultados de sus operaciones y los flujos de su efectivo por los ejercicios finalizados en esas fechas de conformidad con las normas pertinentes de la Comisión Nacional de Valores.

6. En cumplimiento de disposiciones vigentes, informamos que:

   (a) Los estados contables mencionados en el párrafo 1. se encuentran asentados en el libro Inventarios y Balances y, han sido preparados, en todos sus aspectos significativos, de conformidad con las normas pertinentes de la Ley de Sociedades Comerciales.

   (b) Excepto por lo indicado en la nota 9 a los estados contables adjuntos, los estados contables de MIRGOR S.A.C.I.F.I.A. surgen de registros contables llevados, en sus aspectos formales, de conformidad con las normas legales vigentes y de acuerdo con las condiciones establecidas en la Disposición N° 1000/00 de la Inspección General de Justicia de Tierra del Fuego de fecha 13 de diciembre de 2000.

   (c) La información contenida en los puntos 2. y 3. de la "Reseña Informativa por el ejercicio finalizado el 31 de diciembre de 2006", presentada por la Sociedad para cumplimentar las normas de la Comisión Nacional de Valores y de la Bolsa de Comercio de Buenos Aires, surge de los estados contables al 31 de diciembre de 2006 y 2005 adjuntos y al 31 de diciembre de 2004, 2003 y 2002 (luego de dar efecto a la reexpresión en moneda constante hasta el 28 de febrero de 2003 tal como se detalla en la nota 1.b) a los estados contables adjuntos), que no se incluyen en el documento adjunto, sobre los cuales emitimos nuestros informes de fechas 11 de marzo de 2005, 10 de marzo de 2004 y 10 de marzo de 2003, respectivamente, a los cuales nos remitimos y que deben ser leídos con este informe conjuntamente. La información correspondiente al ejercicio finalizado el 31 de diciembre de 2002 no fue modificada por la Dirección de la Sociedad para incorporar ciertos cambios en las normas contables profesionales, adoptados por la Sociedad a partir del 1° de enero de 2003.

(d) Durante el ejercicio finalizado el 31 de diciembre de 2006, hemos facturado honorarios por servicios de auditoría prestados a la emisora, que representan el 100% del total facturado a la emisora por todo concepto, el 69% del total de servicios de auditoría facturados a la emisora, a la controlante y controlada y, el 69% del total facturado a la emisora, a la controlante y controlada por todo concepto.

(e) Al 31 de diciembre de 2006, la deuda devengada en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones, que surge de los registros contables de la Sociedad, asciende a $394.267, no siendo exigible a esa fecha.

Ciudad Autónoma de Buenos Aires,
9 de marzo de 2007

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° I F° 13

Karén Grigorian
(Socio)
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A. T° 175 F° 031

DIRECTORIO

MIRGOR S.A.C.I.F.I.A.

PRESIDENTE

Lic. Roberto G. Vazquez (*)

VICEPRESIDENTE

Dr. José Luis Caputo

DIRECTORES TITULARES

Ing. Jorge Antonio Caputo
Sr. José Fara (*)
Ing. Alejandro Carrera (*)

DIRECTORES SUPLENTES

Dr. Diego García Villanueva
Dr. Mauricio Blacher
Dr. Fabio Rozemblun
Lic. Martín Basaldúa
Dr. Eduardo Garcia Terán

COMISION FISCALIZADORA

Síndicos Titulares

Dr. Julio Cueto Rua
Dr. Mario Volman
Dr. Matias Romero Zapiola

Síndicos Suplentes

Dr. Andrés Mercau Saavedra
Dr. Hugo Kaplan
Dr. Jorge Oyuela

(*) Integrantes del Comité de auditoria

Domicilio Legal: Einstein 1111 – Río Grande – Tierra del Fuego.
Actividad Principal de la Sociedad: Manufactura de acondicionadores de aire para rodados.
Fecha de Inscripción en el Registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la última reforma del estatuto: 12 de agosto de 2004.

Fecha de finalización del plazo de duración: 31 de mayo de 2070.

EJERCICIO ECONOMICO N° 36, INICIADO EL 1 DE ENERO DE 2006
RESEÑA INFORMATIVA (*)
Por el ejercicio finalizado el 31 de DICIEMBRE de 2006
(Cifras expresadas en pesos – ver Nota 1.b)

1. BREVE COMENTARIO SOBRE ACTIVIDADES DE LA SOCIEDAD EN EL EJERCICIO

El importante crecimiento de las diferentes actividades desarrolladas por las compañias generó el buen beneficio obtenido.

La mejora del poder adquisitivo del salario, sumado a mejoras en los precios relativos de los bienes de consumo, la introducción de nuevos modelos en la industria automotríz ayudaron a este crecimiento del mercado interno.

Por otra parte el mismo efecto que impulsa las ventas configura un escollo en el crecimiento ya que los aumentos de salario, tarifas e insumos frente a las presiones que recibe el sector para no incrementar sus precios es tema de conflictos y riesgos para la continuidad del crecimiento.

La industria automotriz fue la de mayor impacto en el ejercicio a nivel de producto interno, y lo que se observa es que el mayor incremento en las ventas se dio en los autos de alta gama, vislumbrándose un segmento sin cubrir aún, que es el de ventas a plazo.

La empresa àmplió su planta fabril de Tierra del Fuego como parte de su crecimiento y en la confianza en el sostenimiento del mismo, para poder continuar con su nivel de entregas y la calidad que caracteriza a la producción tanto de Mirgor como de su controlada Interclima, cada una en su actividad.

2. ESTRUCTURA PATRIMONIAL CONSOLIDADA

	31/12/2006	31/12/2005	31/12/2004	31/12/2003	31/12/2002
Activo Corriente	252.469.322	162.979.749	99.680.710	67.547.756	66.879.625
Activo no Corriente	52.421.886	24.863.153	26.556.016	32.391.773	38.458.205
Total del Activo	304.891.208	187.842.902	126.236.726	99.939.529	105.337.830
Pasivo Corriente	177.024.824	102.322.723	57.508.603	33.133.081	30.199.587
Pasivo no Corriente	5.439.603	3.100.800	6.032.289	11.411.548	16.836.705
Total del Pasivo	182.464.427	105.423.523	63.540.892	44.544.629	47.036.292
Participación Minoritaria	12.152	7.315	5.196	4.119	3.530
Patrimonio Neto	122.414.629	82.412.064	62.690.638	55.390.781	58.298.008
Total de Pasivo y Patrimonio Neto	304.891.208	187.842.902	126.236.726	99.939.529	105.337.830

3. ESTRUCTURA DE RESULTADOS CONSOLIDADOS

	31/12/2006	31/12/2005	31/12/2004	31/12/2003	31/12/2002
Resultado operativo ordinario	39.659.811	27.929.181	17.491.758	414.982	1.723.633
Resultados financieros	563.520	(6.844.800)	(8.938.563)	(994.056)	(16.139.916)
Otros (egresos) / ingresos	(230.863)	(854.542)	88.840	(1.535.015)	(356.707)
Impuesto a las ganancias	14.934	(505.080)	(1.341.100)	(792.549)	(384.214)
Resultado participación minoritaria	(4.837)	(2.119)	(1.078)	(589)	1.983
Resultado neto	40.002.565	19.722.640	7.299.857	(2.907.227)	(15.155.221)

4. DATOS ESTADÍSTICOS (1)

Volumen de unidades		31/12/2006		31/12/2005		31/12/2004		31/12/2003		31/12/2002	
		Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.
Producción	(2)	184.917	579.707	117.689	358.217	92.533	275.243	63.595	215.288	43.303	147.618
Ventas	(3)	149.177	461.891	85.267	256.059	77.832	232.293	51.810	186.643	41.063	137.478
- Locales		137.235	399.727	78.415	206.949	54.464	150.632	27.582	84.255	20.333	67.590
Equipos c/aire		55.331	173.228	25.206	90.593	21.413	74.837	16.274	41.451	12.346	35.839
Equipos s/aire		8.569	32.994	7.749	32.572	10.623	36.183	6.487	25.065	4.857	19.056
Tableros		3.538	14.288	5.873	22.359	7.173	22.149	4.821	17.739	3.130	12.695
AA Res.		69.797	179.217	39.587	61.425	15.255	17.463				
- Exportación		11.942	62.164	6.852	49.110	23.368	81.661	24.228	102.388	20.730	69.888

(1) A partir del ejercicio 2004 se exponen las unidades vendidas por Interclima S.A. como dato estadístico.
(2) Incluye aquella relacionada con Interclima S.A.
(3) No se incluyen las unidades vendidas entre las compañías.

5. INDICES

	31/12/2006	31/12/2005	31/12/2004	31/12/2003	31/12/2002
Liquidez	1,43	1,59	1,73	2,04	2,21
Solvencia	0,67	0,78	0,99	1,24	1,24
Inmovilización del capital	0,17	0,13	0,21	0,31	0,37
Rentabilidad	0,33	0,24	0,12	-0,05	-0,26

6. COTIZACIONES (valores a tanto por 1$ de valor nominal)

ENE 05	ENE 06	FEB 05	FEB 06	MAR 05	MAR 06
26.3	40.20	28.2	48.90	28.00	53.00
ABR 05	ABR 06	MAY 05	MAY 06	JUN 05	JUN 06
29.00	59.50	29.25	59.00	28.5	52.00
JUL 05	JUL 06	AGO 05	AGO 06	SET 05	SET 06
28.60	60.00	30.60	60.00	35.50	59.00
OCT05	OCT 06	NOV 05	NOV 06	DIC 05	DIC 06
35.00	73.00	37.50	74.50	37.35	80.00

7. PERSPECTIVAS

Son favorables teniendo en cuenta los pedidos recibios de nuestros clientes aunque se considera que el crecimiento del mercado tendráun menor ritmo que el del actual ejercicio.

Buenos Aires, 09 de marzo de 2007

Lic. Roberto G. Vazquez
Presidente

(*) Información no cubierta por el informe de auditoría excepto 2, 3 y 5.

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria. . (U.S. "SEC") FILE N° 82-3941

ESTADOS CONTABLES CORRESPONDIENTES AL EJERCICIO ECONOMICO N° 36, POR EL EJERCICIO INICIADO EL 1° DE ENERO Y FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVO CON EL EJERCICIO ANTERIOR

Domicilio legal: Einstein 1111 – Río Grande – Tierra del Fuego.

Actividad principal: Manufactura de acondicionadores de aire para rodados.

Fecha de Inscripción en el registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la primera reforma del estatuto: 1° de julio de 1994.
- De la última reforma del estatuto: 12 de agosto de 2004.

Número de registro en la Inspección General de Justicia (I.G.J.) 40.071

Fecha de vencimiento del Estatuto: 31 de mayo de 2070.

Sociedad Controlante: Ver en Nota 6 a los estados contables individuales.

Composición del capital: Ver Nota 3 a los estados contables individuales.

Sociedad no adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria.

	PESOS
20.000.000 de acciones ordinarias de valor nominal $0,10 c/u. Suscripto, integrado, emitido e inscripto en el Registro Público de Comercio.	2.000.000

Información complementaria

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO AL 31 DE DICIEMBRE DE 2006

COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/12/2006	31/12/2005
ACTIVO		
ACTIVO CORRIENTE		
Caja y bancos - Nota 2	19.019.000	19.024.378
Créditos por ventas - Nota 2	134.965.182	78.911.844
Créditos fiscales - Nota 2	2.468.448	2.736.541
Otros créditos - Nota 2	733.456	309.326
Bienes de cambio - Nota 2	95.283.236	61.997.660
TOTAL DEL ACTIVO CORRIENTE	252.469.322	162.979.749
ACTIVO NO CORRIENTE		
Créditos fiscales - Nota 2	7.049.188	6.298.910
Otros créditos - Nota 2	677.228	460.037
Bienes de uso - Nota 1.f.a)	35.527.012	17.908.861
Inversiones - Nota 2	8.612.700	-
Activos intangibles - Nota 1.f.b)	34.621	195.345
SUBTOTAL DEL ACTIVO NO CORRIENTE	51.900.749	24.863.153
Llave de negocio	521.137	-
TOTAL DEL ACTIVO NO CORRIENTE	52.421.886	24.863.153
TOTAL DEL ACTIVO	304.891.208	187.842.902

Las notas 1 a 4 y el anexo H a los estados consolidados y las notas 1 a 13 y el anexo C a los estados contables individuales de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados contables consolidados y deben leerse conjuntamente con los mismos.

Información complementaria

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO AL 31 DE DICIEMBRE DE 2006

COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/12/2006	31/12/2005
PASIVO		
PASIVO CORRIENTE		
Deudas comerciales - Nota 2	138.988.759	82.364.442
Remuneraciones, cargas sociales y fiscales - Nota 2	10.413.234	7.947.172
Anticipos de clientes - Nota 2	1.900.930	8.697.347
Préstamos - Nota 2	22.265.485	2.422.084
Otros pasivos - Nota 2	3.456.416	891.678
TOTAL DEL PASIVO CORRIENTE	177.024.824	102.322.723
PASIVO NO CORRIENTE		
Préstamos - Nota 2	4.825.493	3.100.800
Deudas fiscales - Nota 2	405.695	-
Otros pasivos - Nota 2	208.415	-
TOTAL DEL PASIVO NO CORRIENTE	5.439.603	3.100.800
TOTAL DEL PASIVO	182.464.427	105.423.523
PARTICIPACIÓN DE TERCEROS EN SOCIEDADES CONTROLADAS	12.152	7.315
PATRIMONIO NETO	122.414.629	82.412.064
TOTAL DEL PASIVO, PARTICIPACIÓN DE TERCEROS Y PATRIMONIO NETO	304.891.208	187.842.902

Las notas 1 a 4 y el anexo H a los estados consolidados y las notas 1 a 13 y el anexo C a los estados contables individuales de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados contables consolidados y deben leerse conjuntamente con los mismos.

ESTADO DE RESULTADOS CONSOLIDADO CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/12/2006	31/12/2005
Ventas netas de bienes (incluye beneficios fiscales de I.V.A. por 91.195.737 y de 43.406.235 respectivamente)	566.314.985	288.935.341
Costo de los bienes vendidos	(485.663.767)	(241.443.067)
GANANCIA BRUTA	80.651.218	47.492.274
Gastos de administración - Anexo H	(22.068.633)	(11.333.531)
Gastos de comercialización- Anexo H	(18.922.774)	(8.229.562)
Resultados financieros y por tenencia generados por activos:		
Intereses	2.505.329	108.783
Diferencia de cambio	42.021	254.704
Resultado por tenencia de bienes de cambio	3.980.209	(1.275.547)
Previsión para deudores incobrables	209.000	(572.852)
Previsión para desvalorización de bienes de uso	-	281.691
Previsión para desvalorización de créditos fiscales	506.626	(288.875)
Previsión para desvalorización y obsolescencia de bienes de cambio	(110.541)	(2.239.588)
Resultado por tenencia de bonos	344.090	(67.359)
Resultados financieros y por tenencia generados por pasivos:		
Intereses	(5.080.695)	(2.698.630)
Diferencia de cambio	(1.832.519)	(347.127)
Otros egresos - Neto	(230.863)	(854.542)
GANANCIA ANTES DEL IMPUESTO A LAS GANANCIAS	39.992.468	20.229.839
Impuesto a las ganancias	14.934	(505.080)
GANANCIA DESPUES DEL IMPUESTO A LAS GANANCIAS	40.007.402	19.724.759
Participación de terceros en sociedades controladas	(4.837)	(2.119)
GANANCIA NETA DEL EJERCICIO	40.002.565	19.722.640

Las notas 1 a 4 y el anexo H a los estados consolidados y las notas 1 a 13 y el anexo C a los estados contables individuales de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados contables consolidados y deben leerse conjuntamente con los mismos.

ESTADO DE FLUJO EFECTIVO (1) CONSOLIDADO CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/12/2006	31/12/2005
VARIACIONES DEL EFECTIVO		
Efectivo al inicio del ejercicio	19.024.378	17.674.115
Efectivo al cierre del ejercicio	19.019.000	19.024.378
(Disminución) Aumento neto del efectivo	(5.378)	1.350.263
CAUSAS DE LAS VARIACIONES DEL EFECTIVO		
ACTIVIDADES OPERATIVAS		
Ganancia neta del ejercicio	40.002.565	19.722.640
Intereses y diferencia de cambio devengada sobre deuda	2.240.216	1.508.394
Impuesto a las ganancias	(14.934)	505.080
Ajustes para arribar al flujo neto de efectivo generado por las actividades operativas		
Depreciación de bienes de uso y amortización de activos intangibles	3.562.603	4.247.871
Resultado (ganancia) por venta de bienes de uso	(29.506)	(14.600)
Participación minoritaria	4.837	2.119
Aumento de la previsión para desvalorización y obsolescencia de bienes de cambio	110.541	2.239.588
(Disminución) Aumento de la previsión para deudores incobrables	(209.000)	572.852
(Disminución) de la previsión para desvalorización de bienes de uso	-	(281.691)
(Disminución) Aumento de la previsión para desvalorización de créditos fiscales	(173.270)	288.875
(Disminución) de la previsión para garantías y mayores costos	-	(381.966)
Variación en activos y pasivos operativos		
(Aumento) de créditos por ventas	(55.844.338)	(43.259.361)
(Aumento) de bienes de cambio	(33.396.117)	(19.969.872)
(Aumento) Disminución otros créditos	(1.370.489)	1.293.989
Aumento de deudas comerciales	56.620.984	45.619.367
Aumento (Disminución) de remuneraciones, cs. sociales y fiscales (neto de créditos fiscales)	1.809.360	(1.234.150)
(Disminución) Aumento de anticipo de clientes	(6.870.049)	4.227.207
Aumento otros pasivos	2.477.177	585.437
Intereses pagados	(1.289.710)	(861.061)
FLUJO NETO DE EFECTIVO GENERADO POR LAS ACTIVIDADES OPERATIVAS	7.630.870	14.810.718

(1) Considerando como efectivo a caja y bancos.

Las notas 1 a 4 y el anexo H a los estados consolidados y las notas 1 a 13 y el anexo C a los estados contables individuales de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados contables consolidados y deben leerse conjuntamente con los mismos.

Información complementaria

ESTADO DE FLUJO EFECTIVO (1) CONSOLIDADO CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/12/2006	31/12/2005
ACTIVIDADES DE INVERSIÓN		
Altas de bienes de uso	(20.911.952)	(2.291.401)
Adquisición de inversiones y llave de negocio (2)	(8.051.391)	-
Ventas de bienes de uso	29.506	55.277
FLUJO NETO DE EFECTIVO (UTILIZADO EN) LAS ACTIVIDADES DE INVERSION	(28.933.837)	(2.236.124)
ACTIVIDADES DE FINANCIACIÓN		
Cancelación de préstamos	(38.017.046)	(19.224.331)
Ingreso por préstamos	59.314.635	8.000.000
FLUJO NETO DE EFECTIVO GENERADO POR (UTILIZADO EN) LAS ACTIVIDADES DE FINANCIACIÓN	21.297.589	(11.224.331)
(DISMINUCION) AUMENTO NETO DEL EFECTIVO	(5.378)	1.350.263

(1) Considerando como efectivo a caja y bancos.

(2) Neto del efectivo y otros rubros patrimoniales incorporados en la adquisición de CAPDO S.A.

Las notas 1 a 4 y el anexo H a los estados consolidados y las notas 1 a 13 y el anexo C a los estados contables individuales de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados contables consolidados y deben leerse conjuntamente con los mismos.

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Normas contables aplicables en la preparación y presentación de los estados contables:

De acuerdo con lo dispuesto por la Resolución Nro. 368 de la Comisión Nacional de Valores, la publicación de los estados contables consolidados deben presentarse precediendo a los estados contables individuales de la emisora. Esta disposición sólo implica un cambio de ubicación de la información consolidada, no modificando el carácter de información principal de los estados contables individuales y de complementario el de los estados contables consolidados, de acuerdo con lo establecido por la Ley de Sociedades Comerciales y las normas contables profesionales vigentes. Por tal motivo y para su correcta interpretación, los presentes estados contables consolidados deben ser leídos conjuntamente con los estados contables individuales.

b) Reexpresión en moneda homogénea

Las normas contables profesionales establecen que los estados contables deben expresarse en moneda homogénea. En un contexto de estabilidad monetaria, la moneda nominal es utilizada como moneda homogenea y, en un contexto de inflación o deflación, los estados contables deben expresarse en moneda de poder adquisitivo de la fecha a la cual corresponden dando reconocimiento contable a las variaciones en el Indice de Precios Internos Mayoristas (IPIM) publicado por el Instituto Nacional de Estadísticas y Censos, de acuerdo con el método de reexpresión establecido en la Resolución Técnica (RT) N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.).

Los estados contables de la Sociedad reconocen las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003 de acuerdo con lo requerido por el Decreto 664/2003 del Poder Ejecutivo Nacional y la Resolución General N° 441 de la Comisión Nacional de Valores. Las normas contables profesionales, establecen que la discontinuación en la aplicación del método de reexpresión establecido en la RT N° 6 debió efectuarse a partir del 1° de octubre de 2003. Los efectos de no haberse reconocido las variaciones del poder adquisitivo de la moneda hasta esta última fecha no han sido significativas en relación a los presentes estados contables.

c) Síntesis de los criterios de valuación y exposición:

Los criterios de valuación y exposición de los estados contables consolidados son similares a los expuestos en la Nota 1 a los estados contables individuales, excepto por la valuación de la inversión en sociedades controladas que en los presentes estados consolidados han sido incorporadas línea por línea siguiendo los criterios de la Resolución Técnica N° 21 de la F.A.C.P.C.E. con las eliminaciones correspondientes y la inversión en inmuebles proveniente de la adquisición de CAPDO S.A. el cual ha sido valuado a su valor corriente a la fecha de adquisición.

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

d) Bases de consolidación:

Siguiendo el procedimiento establecido en la Resolución Técnica N°21 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, MIRGOR S.A.C.I.F.I.A ha consolidado línea por línea sus estados contables al 31 de diciembre de 2005 y 2006, con los de su controlada Interclima Sociedad Anónima. Asimismo, para el ejercicio cerrado el 31 de diciembre 2006, con la adquisición de CAPDO S.A., los estados contables consolidados a esta fecha incluyen la consolidación de la mencionada sociedad.

Los datos que reflejan el control societario son los siguientes:

Sociedad controlada	% de participación en el capital Ordinario y en votos posibles al 31/12/2006 y 31/12/2005		Fecha de cierre del período – último estado contable emitido
Interclima Sociedad Anónima	99,9667	99,9667	31/12/2006
CAPDO Sociedad Anónima	95,00	-	31/12/2006

En la consolidación, los importes de la inversión en las sociedades controladas y la participación en sus resultados y flujos de efectivo se reemplazan por la totalidad de los activos, pasivos, resultados y flujos de efectivo de las mismas, reflejando separadamente la participación minoritaria de terceros en sociedades controladas. Los créditos, deudas y las operaciones entre miembros del grupo consolidado se eliminan en la consolidación. Los resultados originados por operaciones entre miembros del grupo consolidado no trascendidos a terceros y contenidos en los saldos finales de activos y pasivos, han sido eliminados.

e) Estados contables utilizados en la consolidación:

Para la preparación de los estados consolidados al 31 de diciembre de 2006 y 2005, se utilizaron los estados contables de: 1) Interclima Sociedad Anónima a dichas fechas, los que cuentan con un informe de auditor de fecha 9 de marzo 2007 y 10 de marzo de 2006, respectivamente, los cuales contienen una salvedad determinada por la discrepancia en la valuación del pasivo por impuesto a las ganancias; (dicho ajuste ha sido considerado para la valuación de la inversión y en consecuencia en los presentes estados contables consolidados), y con una salvedad indeterminada relacionada con la incertidumbre vinculada con la recuperabilidad de ciertos créditos fiscales. 2) CAPDO Sociedad Anónima al 31 de diciembre de 2006 que cuenta con un informe de auditor sin salvedades de fecha 9 de marzo de 2007.

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

f) Evolución de bienes de uso y activos intangibles:

a) Bienes de uso:

	31-12-06	31-12-05
Saldo al inicio	17.908.861	19.463.592
Altas	20.911.952	2.291.401
Altas por incorporación de sociedad	108.078	-
Bajas (neto de depreciaciones acumuladas)	-	(40.676)
Disminución de la previsión para desvalorizaciones	-	281.691
Depreciaciones	(3.401.879)	(4.087.147)
Saldo al cierre	35.527.012	17.908.861

b) Activos intangibles:

Saldo al inicio	195.345	356.069
Amortizaciones	(160.724)	(160.724)
Saldo al cierre	34.621	195.345

g) Estados contables comparativos:

Los saldos al 31 de diciembre de 2005 incluyen cambios menores de exposición para adecuar su presentación a la del ejercicio finalizado el 31 de diciembre de 2006.

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	31/12/2006	31/12/2005
ACTIVO CORRIENTE		
Caja y bancos		
Caja en moneda nacional	175.194	26.106
Caja en moneda extranjera	12.263	21.208
Bancos en moneda nacional	16.975.903	10.601.796
Bancos en moneda extranjera	1.855.640	8.375.268
	19.019.000	19.024.378
Créditos por ventas		
Deudores por ventas	135.208.985	79.398.361
Deudores por ventas en moneda extranjera	605.052	571.338
Previsión para deudores incobrables	(848.855)	(1.057.855)
	134.965.182	78.911.844
Créditos fiscales		
IVA saldo a favor	120.370	1.203.895
Retenciones y percepciones	1.954.704	659.077
Otros	393.374	873.569
	2.468.448	2.736.541
Otros créditos		
Seguros a devengar	193.659	138.036
Préstamos y adelantos al personal	150.063	57.622
Otros	389.734	113.668
	733.456	309.326
Bienes de cambio		
Productos elaborados	28.235.117	15.885.451
Materia prima	55.759.170	39.527.943
Subtotal	83.994.287	55.413.394
Materia prima en tránsito	20.429.903	13.223.760
Anticipos a proveedores en moneda nacional	1.239.334	3.702.391
Anticipos a proveedores en moneda extranjera	2.392.583	2.320.445
Previsión para desvalorización de bienes de cambio	(12.772.871)	(12.662.330)
	95.283.236	61.997.660

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	31/12/2006	31/12/2005
ACTIVO NO CORRIENTE		
Créditos fiscales		
I.V.A. crédito fiscal	4.248.440	3.886.201
Impuesto a la ganancia mínima presunta	1.853.274	1.808.441
Retención impuesto a las ganancias	929.750	-
Reintegros a cobrar en moneda nacional	1.882.494	2.718.042
Beneficios promocionales a cobrar	1.229.537	885.447
Crédito por impuesto a las ganancias diferido neto de previsión	0	505.750
Otros	32.942	128.904
Previsión para desvalorización de créditos fiscales	(3.127.249)	(3.633.875)
	7.049.188	6.298.910
Otros créditos		
Sociedad Art. 33 y otras sociedades relacionadas - Nota 3	677.228	460.037
	677.228	460.037
Inversiones		
Inmuebles	8.612.700	-
	8.612.700	-
PASIVO CORRIENTE		
Comerciales		
Proveedores	103.353.666	61.106.400
Proveedores en moneda extranjera	35.635.093	21.214.005
Sociedad Art. 33 y otras sociedades relacionadas en moneda extranjera - Nota 3	-	44.037
	138.988.759	82.364.442
Remuneraciones, cargas sociales y fiscales		
Sueldos y cargas sociales	3.190.825	1.979.167
Provisión para vacaciones	829.685	1.050.817
Provisión impuesto a las ganancias	-	547.954
Tasa seguridad e higiene	720.794	300.774
Ingresos brutos a pagar	756.122	55.009
Retenciones y percepciones	462.282	245.907
Otras deudas fiscales	4.453.526	3.767.544
	10.413.234	7.947.172

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	31/12/2006	31/12/2005
Anticipos de clientes		
En moneda nacional	1.900.930	8.697.347
	1.900.930	8.697.347
Préstamos		
Financieros en moneda local	17.598.806	-
Financieros en moneda extranjera	4.666.679	2.422.084
	22.265.485	2.422.084
Otros pasivos		
Provisión para honorarios directores	2.526.281	-
Regalías a pagar	857.640	372.175
Otros	72.495	519.503
	3.456.416	891.678
PASIVO NO CORRIENTE		
Préstamos		
Financieros en moneda extranjera	4.825.493	3.100.800
	4.825.493	3.100.800
Deudas fiscales		
Ingresos brutos a pagar	405.695	-
	405.695	-
Otros pasivos		
Pasivo por impuesto a las ganancias diferido (1)	208.415	-
	208.415	-

(1) Neto de 2.659.953 al 31 de diciembre de 2006, correspondiente a la previsión para desvalorización del crédito por impuesto a las ganancias diferido.

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 3 – INFORMACIÓN SOBRE PARTES RELACIONADAS

Los saldos con sociedades relacionadas al 31 de diciembre de 2006 y 2005, son los siguientes:

	31/12/2006	31/12/2005
Otros créditos (No corrientes)		
IL TEVERE S.A. (2)	677.228	460.037
Total	677.228	460.037
Deudas comerciales		
VALEO SECURITE HABITABLE (1)	-	44.037
Total	-	44.037

Las transacciones con sociedades relacionadas, durante el ejercicio finalizado el 31 de diciembre de 2005, son los siguientes:

	31/12/2005			
	Compra de mercaderías	**Venta de mercaderías**	**Servicios recibidos**	**Regalías**
VALEO SISTEMAS AUTOMOTIVOS LTD (1)	2.737.393	2.857.137	-	-
VALEO CHINA (1)	220.651	-	-	-
VALEO AUTOKLIMATIZACE S.R.O (1)	736.237	-	-	-
VALEO CLIMATIZACION S.A.(EURO) (1)	247.958	-	-	-
VALEO KLIMASYSTEME GMBH (1)	71.081	-	-	-
VALEO COMPONENTES AUTOMOVILES (1)	48.086	-	-	-
VALEO SISTEMAS AUTOMOTIVOS (1)	1.469.289	-	-	-
VALEO AUTOSYSTEMIY SP. Z.O.O. (1)	223.961	-	-	-
VALEO VYMENIKY TEPLA s.r.o. (1)	3.206.206	-	-	-
VALEO SECURITE HABITACLE (1)	797.321	-	-	-
VALEO THERMIQUE FRANCIA (1)	544.868	-	74.127	-
VALEO THERMIQUE MOTEUR (1)	3.564.067	-	-	-
VALEO ZARAGOZA (1)	4.096.079	-	-	-
VCC UP ECHANGEURS (1)	2.736.244	-	-	752.664
	20.699.441	2.857.137	74.127	752.664

(1) Sociedad relacionada hasta el 27 de Septiembre de 2005 (Ver (2)).

(2) Sociedad controlante. Con fecha 27 de Septiembre de 2005 los accionistas locales de Il Tevere S.A., propietaria del 52% de Mirgor S.A.CI.F.I.A., han adquirido de Valeo System Thermique France su participación en esta sociedad, consecuentemente a partir de la mencionada fecha Valeo y las sociedades pertenecientes a dicho grupo no forman parte del grupo económico al que pertenece Mirgor S.A.C.I.F.I.A.

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 4 – INFORMACIÓN POR SEGMENTOS

La Sociedad y la Sociedad controlada Interclima S.A. operan en los segmentos de negocio de climatización automotriz y residencial. Los criterios de valuación aplicables para preparar la información por segmentos de negocios son los descriptos en la Nota 1 de los presentes estados contables.

	CLIMATIZACION		
INGRESOS	**AUTOMOTRIZ**	**RESIDENCIAL**	**TOTAL**
Ventas (netas de intereses implicitos)	290.367.947	184.751.301	475.119.248
Beneficio Fiscal	55.841.464	35.354.273	91.195.737
Total	346.209.411	220.105.574	566.314.985
PATRIMONIAL			
Activos Asignados	200.620.780	104.270.428	304.891.208
Altas de bienes de uso	18.484.331	2.427.621	20.911.952

ANEXO "H"

INFORMACIÓN REQUERIDA POR EL APARTADO I INCISO b) DEL ART. 64 DE LA LEY NRO. 19.550 CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006 COMPARATIVO CON EL EJERCICIO ANTERIOR

- Expresados en pesos – Ver Nota 1.b)

Rubros	31/12/2006				31/12/2005
	Costos de producción	Gastos de administración	Gastos de comercialización	Total	Total
Sueldo y jornales	26.036.211	5.567.536	748.161	32.351.908	17.631.662
Contribución y beneficios sociales	7.347.806	2.239.985	237.467	9.825.258	4.189.302
Seguros	1.320.150	101.563	8.148	1.429.861	825.762
Honorarios y gastos de capacitación	1.815.237	5.336.012	35.012	7.186.261	1.673.729
Impuestos, tasas y contribuciones	4.859.091	1.115.286	5.604.806	11.579.183	4.981.636
Mantenimiento	1.280.379	970.047	-	2.250.426	1.212.645
Depreciación bienes de uso	2.277.871	1.095.571	28.437	3.401.879	4.087.147
Amortizaciones de activos intangibles	15.665	145.059	-	160.724	160.724
Alquileres	3.263.851	-	-	3.263.851	767.912
Gastos de nacionalización y despacho	7.413.105	-	-	7.413.105	6.214.167
Regalías	-	-	3.094.160	3.094.160	1.812.167
Diversos	2.633.748	2.101.110	651.704	5.386.562	3.110.945
Transporte, fletes y acarreos	26.110.992	-	8.514.879	34.625.871	16.597.709
Gastos bancarios	-	2.995.026	-	2.995.026	1.278.222
Energía	470.988	-	-	470.988	376.316
Movilidad	-	401.438	-	401.438	252.347
TOTALES 31/12/2006	84.845.094	22.068.633	18.922.774	125.836.501	
TOTALES 31/12/2005	45.609.299	11.333.531	8.229.562		65.172.392

ESTADO DE SITUACION PATRIMONIAL AL 31 DE DICIEMBRE DE 2006
COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/12/2006	31/12/2005
ACTIVO		
ACTIVO CORRIENTE		
Caja y bancos - Nota 2	9.009.116	17.137.992
Créditos por ventas - Nota 2	45.721.545	17.421.944
Créditos fiscales - Nota 2	393.374	1.510.281
Otros créditos - Nota 2	477.759	294.859
Bienes de cambio - Nota 2	74.440.593	54.133.149
TOTAL DEL ACTIVO CORRIENTE	130.042.387	90.498.225
ACTIVO NO CORRIENTE		
Participaciones permanentes en sociedades - Anexo C	39.476.191	18.293.834
Créditos fiscales - Nota 2	1.960.026	1.952.865
Otros créditos - Nota 2	8.233.902	460.037
Bienes de uso -	30.837.889	15.087.079
Activos intangibles -	24.177	169.236
SUBTOTAL DEL ACTIVO NO CORRIENTE	80.532.185	35.963.051
Llave de negocio - Nota 1.c	495.080	-
TOTAL DEL ACTIVO NO CORRIENTE	81.027.265	35.963.051
TOTAL DEL ACTIVO	211.069.652	126.461.276

Las notas 1 a 13 y el anexo C integran los presentes estados contables.

ESTADO DE SITUACION PATRIMONIAL AL 31 DE DICIEMBRE DE 2006
COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/12/2006	31/12/2005
PASIVO		
PASIVO CORRIENTE		
Deudas comerciales - Nota 2	51.525.136	30.855.735
Remuneraciones, cargas sociales y fiscales - Nota 2	4.936.660	2.981.397
Préstamos - Nota 2	22.265.485	2.422.084
Anticipo clientes	1.586.540	-
Otros pasivos - Nota 2	3.297.639	4.689.196
TOTAL DEL PASIVO CORRIENTE	83.611.460	40.948.412
PASIVO NO CORRIENTE		
Deudas fiscales - Nota 2	218.070	-
Préstamos - Nota 2	4.825.493	3.100.800
TOTAL DEL PASIVO NO CORRIENTE	5.043.563	3.100.800
TOTAL DEL PASIVO	88.655.023	44.049.212
PATRIMONIO NETO (Según estado respectivo)	122.414.629	82.412.064
TOTAL DEL PASIVO Y PATRIMONIO NETO	211.069.652	126.461.276

Las notas 1 a 13 y el anexo C integran los presentes estados contables.

ESTADO DE RESULTADOS CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/12/2006	31/12/2005
Ventas netas de bienes (incluye beneficios fiscales de I.V.A. por 55.841.464 y de 31.436.170 respectivamente) - Nota 4.e)	352.201.664	212.446.319
Costo de los bienes vendidos	(298.358.451)	(178.026.969)
GANANCIA BRUTA	53.843.213	34.419.350
Gastos de administración	(19.331.907)	(10.728.299)
Gastos de comercialización	(10.377.434)	(6.033.700)
Resultado de inversiones permanentes - Nota 1	13.884.968	5.713.559
Resultados financieros y por tenencia generados por activos		
Intereses	1.575.312	785.855
Diferencia de cambio	93.009	220.546
Resultado por tenencia de bienes de cambio	3.845.109	(880.798)
Resultado por tenencia de bonos	344.090	(67.359)
Previsión para deudores incobrables	209.000	(572.852)
Previsión para desvalorización y obsolescencia de bienes de cambio	421.084	(1.568.865)
Previsión para desvalorización de créditos fiscales	(333.356)	12.774
Resultados financieros y por tenencia generados por pasivos		
Intereses	(3.211.745)	(2.144.608)
Diferencia de cambio	(2.156.732)	36.087
Otros ingresos, neto - Nota 2	1.197.954	530.950
GANANCIA NETA DEL EJERCICIO	40.002.565	19.722.640
RESULTADO POR ACCION - NOTA 12		
BÁSICO - ORDINARIO	2,0001	0,9861
DILUIDO - ORDINARIO	2,0001	0,9861

Las notas 1 a 13 y el anexo C integran los presentes estados contables.

ESTADO DE EVOLUCION DEL PATRIMONIO NETO CORRESPONDIENTE EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/12/2006									31/12/2005
	Aportes de los propietarios				Resultados acumulados					
DETALLE	Capital social	Ajustes del capital social	Primas de emisión	Sub total	Ganancias reservadas: Reserva legal	Ganancias reservadas: Otras reservas (*)	Ganancias reservadas: Total	Resultados no asignados	Total	Total
Saldos al inicio del ejercicio	2.000.000	4.155.936	5.243.562	11.399.498	2.280.143	73.708	2.353.851	68.658.715	82.412.064	62.690.638
Devolución aportes irrevocables										(1.214)
Ganancia neta del ejercicio								40.002.565	40.002.565	19.722.640
Saldos al 31 de diciembre 2006	2.000.000	4.155.936	5.243.562	11.399.498	2.280.143	73.708	2.353.851	108.661.280	122.414.629	
Saldos al 31 de diciembre 2005	2.000.000	4.155.936	5.243.562	11.399.498	2.280.143	73.708	2.353.851	68.658.715		82.412.064

(*) Ver nota 3.b-

Las notas 1 a 13 y anexo C integran los presentes estados contables.

ESTADO DE FLUJO DE EFECTIVO (1) CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/12/2006	31/12/2005
VARIACIONES DEL EFECTIVO		
Efectivo al inicio del ejercicio	17.137.992	17.561.127
Efectivo al cierre del ejercicio	9.009.116	17.137.992
(Disminución) neta del efectivo	(8.128.876)	(423.135)
CAUSAS DE LAS VARIACIONES DEL EFECTIVO		
ACTIVIDADES OPERATIVAS		
Ganancia neta del ejercicio	40.002.565	19.722.640
Intereses y diferencia de cambio devengada sobre deuda	1.560.216	899.333
Ajustes para arribar al flujo neto de efectivo (utilizado en) generado por las actividades operativas		
Depreciación de bienes de uso y amortización de activos intangibles	2.375.972	3.380.954
Resultado (ganancia) por venta de bienes de uso	(29.506)	(14.600)
(Disminución) Aumento neto de previsión para deudores incobrables	(209.000)	572.852
(Disminución) Aumento de previsión para desvalorización y obsolescencia de bienes de cambio	(421.084)	1.568.865
Aumento (Disminución) previsión para desvalorización de créditos fiscales	333.356	(12.774)
Resultado por participaciones permanentes en sociedades	(13.884.968)	(5.713.559)
Variación en activos y pasivos operativos		
(Aumento) Disminución de créditos por ventas	(28.090.601)	1.344.377
(Aumento) de bienes de cambio	(19.886.360)	(18.003.667)
(Aumento) Disminución de otros créditos	(7.956.765)	1.300.679
Aumento de deudas comerciales	20.669.401	11.169.989
Aumento (Disminución) de remuneraciones, cargas sociales y fiscales (neto de créditos fiscales)	2.949.723	(328.972)
Aumento (Disminución) de anticipos de clientes	1.586.540	(4.291.125)
(Disminución) Aumento de otros pasivos	(1.391.558)	1.440.325
Intereses pagados	(1.289.710)	(861.062)
FLUJO NETO DE EFECTIVO (UTILIZADO EN) GENERADO POR LAS ACTIVIDADES OPERATIVAS	(3.681.779)	12.174.255

(1) Considerando efectivo a caja y bancos.

Las notas 1 a 13 y el anexo C integran los presentes estados contables.

ESTADO DE FLUJO DE EFECTIVO (1) CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/12/2006	31/12/2005
ACTIVIDADES DE INVERSIÓN		
Adquisiciones netas de bienes de uso	(17.981.723)	(1.428.336)
Adquisiciones de inversiones permanentes (incluye Llave de negocio)	(7.792.469)	0
Venta de bienes de uso	29.506	55.277
FLUJO NETO DE EFECTIVO (UTILIZADO EN) LAS ACTIVIDADES DE INVERSIÓN	(25.744.686)	(1.373.059)
ACTIVIDADES DE FINANCIACIÓN		
Cancelación de préstamos	(38.017.046)	(19.224.331)
Ingreso por préstamos	59.314.635	8.000.000
FLUJO NETO DE EFECTIVO GENERADO POR (UTILIZADO EN) LAS ACTIVIDADES DE FINANCIACIÓN	21.297.589	(11.224.331)
(DISMINUCIÓN) NETA DEL EFECTIVO	(8.128.876)	(423.135)

(1) Considerando efectivo a caja y bancos.

Las notas 1 a 13 y el anexo C integran los presentes estados contables.

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Normas contables aplicadas en la preparación y presentación de los estados contables

Los presentes estados contables fueron preparados de acuerdo con las normas contables vigentes establecidas por la Comisión Nacional de Valores (CVN).

Con motivo del convenio de acuerdo de voluntades firmado en julio de 2004, entre la Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.) y el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (C.P.C.E.C.A.B.A.), a los efectos de unificar las normas contables profesionales, en abril de 2005, la F.A.C.P.C.E. aprobó una serie de cambios a sus Resoluciones Técnicas (RT) e interpretaciones a través de la Resolución N° 312/05. Posteriormente, en agosto de 2005 el C.P.C.E.C.A.B.A. mediante la Resolución C.D. N° 93/2005, aprobó las RT de la F.A.C.P.C.E. (con las modificaciones incorporadas hasta el 1° de abril de 2005), y estableció que dichas normas contables tendrán una vigencia general obligatoria para ejercicios completos o períodos intermedios correspondientes a los ejercicios que se inicien a partir del 1° de enero de 2006, admitiéndose su aplicación anticipada, y un período de transición para ciertos cambios relacionados con las comparaciones con valores recuperables y con la exposición de cierta información complementaria referida a la contabilización del impuesto a las ganancias, cuya aplicación obligatoria será para los ejercicios que se inicien a partir del 1° de enero de 2008.

Con fecha 29 de diciembre de 2005 y 26 de enero de 2006, la Comisión Nacional de Valores (C.N.V.) emitió sus Resoluciones Generales N° 485 y 487, respectivamente, por medio de las cuales dispuso la adopción (con algunas modificaciones) y aplicación para los ejercicios completos o períodos intermedios correspondientes a los ejercicios iniciados a partir del 1° de enero de 2006 de las RTs N° 6, 8, 9, 11, 14, 16, 17, 18, 21 y 22 y las interpretaciones 1, 2, 3 y 4 de la F.A.C.P.C.E. adoptadas por el C.P.C.E.C.A.B.A. mediante la Resolución C.D. N° 93/2005, mencionada en el párrafo anterior. Los cambios de mayor relevancia para la Sociedad derivados de lo dispuesto por la C.N.V. por medio de las Resoluciones Generales N° 485 y 487, son los siguientes:

a) Comparaciones con valores recuperables de bienes de uso y activos intangibles. Dicha comparación debe efectuarse en un solo paso y registrar una desvalorización cuando el valor actual esperado de los flujos netos de fondos (y el valor neto de realización) es menor que el valor contable. Asimismo, la comparación debe hacerse a nivel de cada bien o, en caso de imposibilidad basada en fundamentos objetivos, al nivel de cada unidad generadora de efectivo. En caso de presentarse información por segmento deberá utilizarse el mismo criterio de agrupación.

b) Se establece que la diferencia entre el valor contable ajustado por inflación de los bienes de uso (y otros activos no monetarios) y su base fiscal es una diferencia temporaria que da lugar al reconocimiento de un pasivo por impuesto a las

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

ganancias diferido, pero se admite que siga considerándose como una diferencia permanente, requiriéndose en este caso la presentación de cierta información complementaria adicional relacionada con el valor del pasivo por impuesto a las ganancias diferido que se optó por no reconocer, así como su plazo de reversión.

c) Para las cuestiones no previstas en las normas contables generales o particulares y que no pueden resolverse mediante la utilización del Marco Conceptual de las normas contables, deberán aplicarse en forma supletoria las Normas Internacionales de Información Financiera e Interpretaciones aprobadas por el International Accounting Standard Board, que se encuentren vigentes en el ejercicio para el que aplique la supletoriedad.

A la fecha de emisión de los presentes estados contables y en relación a los cambios mencionados en los incisos a) y c), la Dirección de la Sociedad ha analizado el efecto de los mismos y ha concluido que no existen efectos significativos respecto los criterios de valuación y exposición utilizados por la misma hasta el 31 de diciembre de 2005.

Respecto del cambio mencionado en el inciso b), el efecto total (en términos de impuesto) de la diferencia por reexpresión de los bienes de uso e intangibles al cierre de los presentes estados contables asciende a 344.729. De haberse considerado la mencionada diferencia como temporaria, el patrimonio neto de la Sociedad al inicio del ejercicio hubiera disminuido en 401.934, y el efecto sobre los resultados del ejercicio finalizado el 31 de diciembre de 2006 hubiera implicado un menor cargo contable por impuesto a las ganancias de 57.205.
De haberse registrado la diferencia temporaria antes mencionada, el impacto en el cargo contable por impuesto a las ganancias diferido de los próximos ejercicios se vería reducido de la siguiente manera:

Plazos y valores	
Ejercicio	Monto
2007	46.792
2008	27.483
2009	20.671
2010	11.848
2011 en adelante	237.935
Total	344.729

La preparación de los estados contables, de acuerdo con normas contables profesionales vigentes, requiere la consideración por parte de la Dirección de la Sociedad de estimaciones y supuestos que impactan en los saldos informados de activos y pasivos, la exposición de activos y pasivos contingentes a la fecha de dichos estados contables, como así también los montos de ingresos y gastos de cada ejercicio.

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

Los resultados finales pueden diferir de esas estimaciones.

b) Reexpresión en moneda homogénea

Las normas contables profesionales establecen que los estados contables deben expresarse en moneda homogénea. En un contexto de estabilidad monetaria, la moneda nominal es utilizada como moneda homogénea y, en un contexto de inflación o deflación, los estados contables deben expresarse en moneda de poder adquisitivo de la fecha a la cuál corresponden dando reconocimiento contable a las variaciones en el índice de precios internos al por mayor (IPIM) publicado por el Instituto Nacional de Estadísticas y Censos, de acuerdo con el método de reexpresión establecido en la Resolución Técnica (RT) N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.).

Los estados contables de la Sociedad reconocen las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003 de acuerdo con lo requerido por el Decreto 664/2003 del Poder Ejecutivo Nacional y la Resolución General N° 441 de la Comisión Nacional de Valores. Las normas contables profesionales, establecen que la discontinuación en la aplicación del método de reexpresión establecido en la RT N° 6 debió efectuarse a partir del 1° de octubre de 2003. Los efectos de no haberse reconocido las variaciones del poder adquisitivo de la moneda hasta esta última fecha no han sido significativas en relación a los presentes estados contables.

c) Criterios de valuación

Los principales criterios de valuación utilizados en la preparación de los estados contables son los siguientes:

- Caja y bancos:
  - En moneda nacional: a su valor nominal.
  - En moneda extranjera: se convirtieron al tipo de cambio vigente al cierre de cada ejercicio para la liquidación de estas operaciones. Las diferencias de cambio fueron imputadas a los resultados de cada ejercicio.
- Créditos y pasivos:
  - En moneda local: se valuaron al valor actual de los flujos de fondos que originarán los mismos, descontados, en la medida que sus efectos fueran significativos, utilizando tasas implícitas, explícitas o de mercado, según corresponda, vigentes al momento de cada transacción.

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

- En moneda extranjera: se valuaron al valor actual de los flujos de fondos que originarán los mismos, descontados, en la medida que sus efectos fueran significativos, utilizando tasas implícitas, explícitas o de mercado, según corresponda, vigentes al momento de cada transacción. Estos saldos fueron convertidos a moneda local al tipo de cambio vigente a la fecha de cierre de cada ejercicio aplicable para la liquidación de las respectivas operaciones. Las diferencias de cambio fueron imputadas al resultado de cada ejercicio.

- Riesgo crediticio: la Sociedad en el curso habitual de sus negocios otorga crédito a clientes, entre los cuales se incluyen terminales automotrices, las cuales representan aproximadamente el 99% del total de los ingresos por ventas de la compañía. La Sociedad realiza permanentemente evaluaciones crediticias de la capacidad financiera de sus clientes, para reducir el riesgo potencial de pérdidas significativas por incobrabilidad.

- Pasivos por costos laborales: los pasivos por costos laborales se devengan en los ejercicios en los cuales los empleados hayan prestado el servicio que dio origen a tales contraprestaciones.

- Instrumentos financieros: la Sociedad no ha utilizado instrumentos financieros derivados en el ejercicio cerrado el 31 de diciembre de 2006 y 2005, como así tampoco hasta la fecha de emisión de los presentes estados contables. Los saldos a cobrar y a pagar derivados de sus habituales operaciones comerciales y financieras se encuentran valuados según lo indicado en los párrafos anteriores, los cuales, en opinión de la Dirección de la Sociedad, no difieren de su valor corriente.

- Bienes de cambio:
  - Las materias primas (incluyendo aquellas en tránsito) fueron valuadas a su costo de reposición al cierre de cada ejercicio considerando los precios de contado para los volúmenes habituales de compra. Asimismo, para los bienes importados se han considerado los costos de reposición en moneda extranjera siendo convertidos al tipo de cambio vigente al cierre de cada ejercicio.
  - Los productos elaborados fueron valuados a su costo de reproducción de contado al cierre de cada ejercicio con límite en su valor neto de realización.
  - Los anticipos a proveedores se valúan a su valor nominal, aquellos que corresponden a saldos en moneda extranjera fueron convertidos al tipo de cambio de cierre de cada ejercicio.

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

El valor de los bienes de cambio al cierre de cada ejercicio y luego de considerar la previsión para desvalorización y obsolescencia, no supera su valor recuperable.

- Participaciones Permanentes en Sociedades Controladas:

Interclima S.A.: a su valor patrimonial proporcional de acuerdo con lo establecido por la Resolución Técnica Nro. 21 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, el que fue calculado en base a los estados contables al 31 de diciembre de 2006 y 2005 de Interclima S.A., los que incluyen un informe de auditor de fecha 09 de marzo de 2007 y 10 de marzo de 2006, con salvedades determinadas por discrepancia en la valuación del pasivo por el impuesto a las ganancias y con una salvedad indeterminada relacionada con la incertidumbre vinculada con la recuperabilidad de los créditos fiscales.

Por otra parte, en la determinación del valor patrimonial proporcional fue considerado un ajuste al valor de libros de la sociedad controlada para reflejar los efectos de la omisión de la registración del pasivo por el impuesto a las ganancias (ver apartado Impuesto a las ganancias – situación en Interclima S.A.).

El resultado por la participación en la sociedad controlada se expone bajo el rubro "Resultado por participaciones permanentes en sociedades" del estado de resultados.

Capdo S.A.: al 31 de diciembre de 2006 se ha determinado en base al valor patrimonial proporcional de los activos y pasivos medidos a su valor corriente a la fecha de adquisición de CAPDO S.A. (ver Nota 11). Dicha adquisición fue registrada de acuerdo con la metodologia establecida en el punto 1.3 de la Resolución Técnica Nro. 21.

Dicha sociedad tiene como cierre de ejercicio el 31 de diciembre de 2006. En el ejercicio terminado en dicha fecha la Sociedad no ha reconocido resultado por la participación en la sociedad CAPDO S.A., por ser la fecha de la adquisición cercana a la fecha de cierre del persente ejercicio.

- Bienes de Uso:

  - Los bienes de uso se valuaron a su costo original reexpresado de acuerdo con lo mencionado en la Nota 1.b, neto de las depreciaciones acumuladas hasta la finalización de cada ejercicio.

  - La depreciación es calculada por el método de la línea recta, aplicando tasas anuales suficientes para extinguir los bienes de uso al final de su vida útil estimada.

  - La valuación de los bienes de uso se revisa para verificar si sufrieron alguna desvalorización, cuando existe algún indicio que el valor de libros de los mismos podría exceder su valor recuperable. Las pérdidas y recuperos por desvalorización se reconocen en los resultados financieros y por tenencia del estado de resultados.

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

- El valor de los bienes de uso, a nivel de unidad generadora de efectivo, no supera su valor recuperable.

- Activos Intangibles:
  - Los activos intangibles se valuaron a su costo original reexpresado de acuerdo con lo mencionado en la Nota 1.b, neto de las amortizaciones acumuladas hasta la finalización de cada ejercicio.
  - Las amortizaciones se calculan siguiendo el método de la línea recta.
  - La valuación de los activos intangibles se revisa para verificar si sufrieron alguna desvalorización, cuando existe algún indicio que el valor de libros de los mismos podría exceder su valor recuperable. Las pérdidas y recuperos por desvalorización se reconocen en los resultados financieros y por tenencia del estado de resultados.
  - El valor de libros de los activos intangibles, considerados en su conjunto, no supera su valor recuperable.
  - En lo que respecta a las licencias para la comercialización de los productos adquiridos por la Sociedad, y considerando la evaluación de su capacidad para generar beneficios futuros, han sido amortizadas por el método lineal en tres años a partir de la utilización económica de las mismas.

- Llave de negocio:

  La llave de negocio ha sido generada por la adquisición de CAPDO S.A., la Sociedad ha considerado que este intangible tiene vida útil indefinida, dado que no se encuentra sujeta a un plazo de utilización contractual o legal y se estima que generará fondos en el futuro en un plazo indefinido.

  El valor de la llave de negocio se revisa para verificar si ha sufrido alguna desvalorización, cuado existe algun indicio que el valor de libros podría exceder su valor recuperable.

- Previsiones:

  Deducidas del activo:

  a) Para deudores incobrables: se han constituido para regularizar y adecuar la valuación de los créditos por ventas a su valor estimado de recupero, la misma se ha constituido sobre un análisis individual de los mismos.
  b) Para desvalorización y obsolescencia de bienes de cambio: se ha constituído para adecuar el valor de ciertas existencias de productos terminados y otros bienes de cambio obsoletos o de lenta rotación a su valor probable de recupero.

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

c) Para desvalorización del activo por impuesto a las ganancias diferido: ha sido constituido para reducir el valor de dichos activos a su valor estimado de recupero, para ello se ha considerado tanto la situación fiscal de la Sociedad como así también las proyecciones futuras.

d) Para desvalorización de créditos fiscales: se ha constituido para reducir el valor de libros de dichos créditos a su valor estimado de recupero, en su determinación se han considerado las estimaciones de la Dirección de la Sociedad y la opinión de sus asesores legales.

- Cuentas de patrimonio neto:

Se encuentran reexpresadas de acuerdo con lo indicado en la Nota 1.b, excepto la cuenta "Capital social", la cual se ha mantenido por su valor de origen. El ajuste derivado de su reexpresión se expone en la cuenta "Ajuste de capital social".

- Cuentas del estado de resultados:
  - Se computaron a su valor nominal con las siguientes excepciones:

a) Los resultados de inversiones permanentes fueron calculados de acuerdo con el método del valor patrimonial proporcional, aplicando el porcentaje de participación de la Sociedad sobre los resultados de la sociedad controlada, correspondientes al mismo periodo de tiempo que el de la Sociedad y deduciendo los resultados no transcendidos a terceros. Asimismo se incluyen en este concepto los ajustes necesarios para adaptar los criterios de valuación de la Sociedad, y el ajuste para reflejar los efectos de la omisión de la registración del pasivo por el impuesto a las ganancias (ver apartado Impuesto a las ganancias – situación en Interclima S.A.)

b) Las depreciaciones de los bienes de uso y la amortización de los activos intangibles fueron calculadas sobre el valor de los activos respectivos, reexpresados de acuerdo con lo mencionado en la Nota 1.b.

c) El costo de los bienes vendidos se determinó sobre la base de los costos de reposición de cada mes. El resultado por tenencia se expone en el rubro "Resultados financieros y por tenencia".

d) Bajo la denominación de "Resultados financieros y por tenencia" se exponen en forma conjunta: a) las ganancias y costos financieros, b) los resultados por tenencia de bienes de cambio, c) las diferencias de cambio y d) los cargos y reversiones por créditos incobrables, desvalorizaciones y obsolescencia de bienes de cambio, desvalorizaciones de bienes de uso y otros activos en general.

e) La Sociedad ha segregado los componentes financieros implícitos devengados durante cada ejercicio en la medida en que fueran significativos.

- Arrendamientos:

Durante el ejercicio, la Sociedad ha celebrado contratos de arrendamiento que, conforme lo establecido por las normas

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

contables, y teniendo en cuenta la sustancia de las transacciones involucradas, han sido tratados como arrendamientos operativos, imputándose a resultados los cargos mensuales en función a su devengamiento.

Al 31 de diciembre de 2006, la apertura por plazo de vencimiento del total de las cuotas mínimas es la siguiente:

Arrendatario:

- Hasta un año: 99.000

- Impuesto a las ganancias e impuesto a la ganancia mínima presunta
  - Situación de MIRGOR S.A.C.I.F.I.A.

La Sociedad determina el cargo por impuesto a las ganancias de acuerdo con el método del impuesto a las ganancias diferido, el cual consiste en el reconocimiento, como crédito o deuda del efecto impositivo de las diferencias temporarias entre la valuación contable e impositiva de los activos y pasivos, y su posterior imputación a los resultados de los períodos en los cuales se produce la reversión de las mismas, considerando asimismo la posibilidad de aprovechamiento de los quebrantos impositivos en el futuro. Las diferencias temporarias determinan saldos activos o pasivos de impuesto a las ganancias diferido cuando su reversión futura disminuya o aumente los impuestos determinados.

El impuesto a la ganancia mínima presunta es complementario del impuesto a las ganancias, dado que mientras este último grava la utilidad impositiva del ejercicio, el impuesto a la ganancia mínima presunta constituye una imposición mínima que grava la renta potencial de ciertos activos a la tasa del 1%, de modo que la obligación fiscal de la Sociedad coincidirá con el mayor de ambos impuestos. Sin embargo, si el impuesto a la ganancia mínima presunta excede en un ejercicio fiscal al impuesto a las ganancias, dicho exceso podrá computarse como pago a cuenta de cualquier excedente del impuesto a las ganancias sobre el impuesto a la ganancia mínima presunta durante los siguientes diez ejercicios.

La Sociedad cuenta con quebrantos impositivos por la suma de 5.563.109 (de los cuales 5.334.542 son utilizables hasta el 31 de diciembre de 2007 y el resto, hasta el 31 de diciembre de 2009). Al 31 de diciembre de 2006 existe un activo por impuesto a las ganancias diferido de 2.659.953, el que ha sido desvalorizado en su totalidad en base a las expectativas actuales sobre la probabilidad de su utilización con ganancias sujetas al impuesto, y la situación fiscal de la compañía referida en la Nota 4.

La evolución del crédito por impuesto a las ganancias diferido y el cargo a resultados en el ejercicio finalizado el 31 de diciembre de 2006 y 2005 es la siguiente:

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

	31/12/2006		31/12/2005	
	Crédito por impuesto diferido	Impuesto a las ganancias - Ganancia/(pérdida)	Crédito por impuesto diferido	Impuesto a las ganancias - Ganancia/(pérdida)
Saldo al inicio del ejercicio - neto de previsión	-	-	-	-
Consumo de quebrantos impositivos	(438.579)	(438.579)	(1.014.318)	(1.014.318)
(Disminución) Aumento de las diferencias temporarias activas	(96.062)	(96.062)	8.037	8.037
Disminucion de las diferencias temporarias pasivas	-	-	599.849	599.849
Variación de la previsión para la desvalorización de los activos diferidos	534.641	534.641	406.432	406.432
Saldo al cierre del ejercicio - neto de previsión	-	-	-	-

La conciliación entre el cargo a resultados registrado por el impuesto a las ganancias y el resultante de aplicar la tasa del 35% establecida por las normas impositivas vigentes al resultado contable del ejercicio es la siguiente:

	31/12/2006	31/12/2005
Ganancia neta del ejercicio antes del impuesto a la ganancia	40.002.565	19.722.640
Diferencias permanentes (*)	(38.475.019)	(18.561.406)
Ganancia del ejercicio neta de diferencias permanentes	1.527.546	1.161.234
Tasa del impuesto	35%	35%
Impuesto determinado	(534.641)	406.432
Variación de la previsión para desvalorización de los activos diferidos	534.641	(406.432)
Cargo contable por impuesto a las ganancias	-	-

(*) Incluye resultado exento por promoción por actividad industrial de Tierra del Fuego.

El detalle de las partidas incluidas en el crédito por impuesto a las ganancias diferido al 31 de diciembre de 2006 y 2005 es el siguiente:

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

Diferencias temporarias activas	**31/12/2006**	**31/12/2005**
Previsiones no deducibles	559.127	759.546
Diversos	153.738	49.381
Quebrantos impositivos	1.947.088	2.385.667
Crédito por impuesto a las ganancias diferido al cierre antes de previsión	2.659.953	3.194.594
Previsión para desvalorización del crédito por impuesto a las ganancias diferido	(2.659.953)	(3.194.594)
Crédito por impuesto a las ganancias diferido al cierre neto de previsión	-	-

En el ejercicio finalizado al 31 de diciembre de 2006, el importe determinado en concepto de impuesto a la ganancia mínima presunta fue superior al impuesto a las ganancias y ascendió a 341.172. Dicho monto fue registrado en los créditos fiscales no corrientes, cuyo saldo acumulado a la fecha asciende a 1.853.274. La Dirección de la Sociedad entiende que en función del plan de negocios futuros dichos saldos serán recuperables.

- Situación en la sociedad controlada Interclima S.A.

  La Dirección de la sociedad controlada, a partir de la crisis económica dada por la salida del Régimen de Convertibilidad, consideró que estaban dadas las condiciones para la aplicación del ajuste por inflación impositivo, en función a ello confeccionó y presentó la declaración jurada del impuesto a las ganancias por el ejercicio finalizado el 31 de diciembre de 2002 en base a saldos ajustados utilizando para el cálculo los coeficientes determinados según la variación del Indice de Precios Internos Mayoristas (IPIM), lo que llevó a determinar un quebranto impositivo de aproximadamente 5.200.000.

  A los efectos de contar con la protección jurisdiccional correspondiente, la Dirección de la Interclima S.A. interpuso ante el Poder Judicial una medida cautelar por entender que debido a la alta inflación que había afectado al ejercicio 2002, debía dejarse sin efecto el artículo 39 de la Ley N° 24.073 del año 1992, que establece en uno el índice aplicable para el ajuste por inflación impositivo, dado que el mismo había sido incorporado a la legislación en un contexto económico totalmente distinto al que se presentaba en el ejercicio 2002.

  Con fecha 17 de Julio de 2003, el juez que entiende en la causa hizo lugar a la medida cautelar solicitada por la Sociedad controlada ordenando al Estado Nacional que se abstenga de iniciar cualquier procedimiento administrativo o judicial, de

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

efectuar cualquier clase de reclamo, intimación o denuncia así como de aplicar cualquier sanción fundado en la supuesta prohibición del ajuste por inflación.

El 15 de octubre de 2004 el juez de primera instancia que entiende en el amparo interpuesto por la Sociedad controlada emitió un pronunciamiento para que la AFIP acepte la legitimidad del ajuste por inflación previsto en el Titulo VI de la Ley 20.628 de impuesto a las ganancias y resolvió declarar la inconstitucionalidad de los artículos 4° de la Ley 25.561 en cuanto modifica los artículos 7° y 10° de la Ley 23.928 y el artículo 5° del Decreto 214/02, y el articulo 39° de la ley 24.073, por avasallar los artículos 14° y 17° de la Constitución Nacional y ordenó a la AFIP a computar el ajuste por inflación en el ejercicio social cerrado el 31 de diciembre de 2002 y presentada el 8 de mayo de 2003, la cual fue apelada por el Fisco Nacional. La Camara de apelaciones declaró desierto el recurso de apelación deducido, como consecuencia de ello, la AFIP introdujo un recurso extraordinario el cual fue denegado por la Cámara.
Considerando la denegatoria, mencionada en el párrafo anterior, la AFIP interpuso un recurso de queja ante la Corte Superma de la Nación, no habiendose resuelto, hasta la fecha, la admisión o no del mismo.

De no practicarse el ajuste por inflación impositivo, Interclima S.A. hubiera determinado por el ejercicio 2002 un impuesto a las ganancias, de aproximadamente 384.342, (luego del cómputo de quebrantos de periodos anteriores), de 854.892 por el ejercicio finalizado el 31 de diciembre de 2003, de 1.279.585 por el ejercicio finalizado el 31 de diciembre de 2004 y de 39.793 por el ejercicio finalizado el 31 de diciembre de 2005, más los intereses devengados de aproximadamente por 1.639.099 calculados al 31 de diciembre de 2006.

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 - COMPOSICION DE LOS PRINCIPALES RUBROS

	31/12/2006	31/12/2005
ACTIVO CORRIENTE		
Caja y bancos		
Caja moneda nacional	12.472	22.731
Caja moneda extranjera	12.263	21.208
Bancos moneda nacional	7.128.741	8.718.785
Bancos moneda extranjera	1.855.640	8.375.268
	9.009.116	17.137.992
Créditos por ventas		
Deudores por ventas en moneda nacional	46.221.906	18.083.720
Deudores por ventas en moneda extranjera	348.494	396.079
Previsión para deudores incobrables	(848.855)	(1.057.855)
	45.721.545	17.421.944
Créditos fiscales		
IVA saldo a favor	-	1.083.525
Retenciones y percepciones	393.374	426.756
	393.374	1.510.281
Otros créditos		
Seguros a devengar	104.439	138.036
Préstamos y adelantos al personal	150.063	57.622
Otros	223.257	99.201
	477.759	294.859
Bienes de cambio		
Productos elaborados	22.467.694	14.027.738
Materia prima	45.037.886	35.165.651
Subtotal	67.505.580	49.193.389
Materia prima en tránsito	14.611.092	12.817.765
Anticipos a proveedores en moneda nacional	850.319	1.123.766
Anticipos a proveedores del exterior	2.278.960	2.224.671
Previsión para desvalorización de bienes de cambio	(10.805.358)	(11.226.442)
	74.440.593	54.133.149

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 - **COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación**

	31/12/2006	31/12/2005
ACTIVO NO CORRIENTE		
Créditos fiscales		
I.V.A. saldo a favor - Nota 4	93.481	93.481
Impuesto a la ganancia mínima presunta - Nota 4	1.853.274	1.808.441
Beneficios promocionales a cobrar - Nota 4	1.229.537	885.447
Reintegros a cobrar en moneda nacional - Nota 4	1.016.393	1.016.393
Activo por impuesto a las ganancias diferido	2.659.953	3.194.594
Previsión para desvalorización del activo por impuesto a las ganancias diferido -	(2.659.953)	(3.194.594)
Otros	32.923	81.329
Previsión para desvalorización de créditos fiscales	(2.265.582)	(1.932.226)
	1.960.026	1.952.865
Otros créditos		
Sociedad Art. 33 - Ley 19.550 y otras Sociedades relacionadas - Nota 7	8.233.902	460.037
	8.233.902	460.037
PASIVO CORRIENTE		
Comerciales		
Proveedores	16.532.834	10.443.886
Sociedad Art. 33 - Ley 19.550 y otras Sociedades relacionadas - Nota 7	-	44.037
Proveedores en moneda extranjera	34.992.302	20.367.812
	51.525.136	30.855.735
Remuneraciones, cargas sociales y fiscales		
Sueldos y cargas sociales	2.808.365	1.638.250
Provisión para vacaciones	552.266	780.236
Tasa seguridad e higiene	604.780	208.782
Ingresos brutos a pagar	383.350	55.009
Retenciones y percepciones	462.282	245.907
Otras deudas fiscales	125.617	53.213
	4.936.660	2.981.397

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 - COMPOSICIÓN DE LOS PRINCIPALES RUBROS - Continuación

	31/12/2006	31/12/2005
Préstamos		
Financieros en moneda local	17.598.806	-
Financieros en moneda extranjera -	4.666.679	2.422.084
	22.265.485	2.422.084
Otros pasivos		
Sociedad Art. 33 - Ley 19.550 y otras Sociedades relacionadas - Nota 7	-	4.053.228
Regalias a pagar	786.424	295.479
Provisión para honorarios directores	2.510.000	-
Otros	1.215	340.489
	3.297.639	4.689.196
PASIVO NO CORRIENTE		
Deudas fiscales		
Ingresos brutos a pagar	218.070	-
	218.070	-
Préstamos		
Financieros en moneda extranjera	4.825.493	3.100.800
	4.825.493	3.100.800

	Ganancia/ (Pérdida)	
Otros ingresos y egresos - Neto	**31/12/2006**	**31/12/2005**
Alquileres	1.200.000	1.200.000
Otros	(2.046)	(669.050)
	1.197.954	530.950

NOTA 3 – ESTADO DE CAPITALES – PATRIMONIO NETO

a) Estado de Capitales

El capital social de la Sociedad está representado por 20.000.000 de acciones ordinarias escriturales, de valor nominal 0,10 y se encuentra totalmente inscripto, suscripto e integrado, según el siguiente detalle:

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 3 – ESTADO DE CAPITALES – PATRIMONIO NETO - Continuación

Clase de acciones	Votos	Cantidad
Clase "A"	Con derecho a tres (3) votos c/u.	5.200.000
Clase "B"	Con derecho a tres (3) votos c/u.	5.200.000
Clase "C"	Con derecho a un (1) voto c/u.	9.600.000
Total		20.000.000

Cada una de las acciones Clases A, B y C tienen los mismos derechos para el cobro de dividendos.

b) Otras reservas – para futuros dividendos

Se incluye en este rubro las decisiones de las Asambleas de Accionistas del 24 de mayo de 1995, del 22 de mayo de 1998 y 29 de abril de 1999, las que aprobaron la constitución de una reserva para futuros dividendos de 18.784.406, 7.693.924 y 8.353.403, respectivamente; quedando a disposición del Directorio para que éste, de considerarlo oportuno, la afectara al pago de Dividendos en efectivo. Con fecha 14 de julio de 1995, 12 de mayo de 1998, 12 de julio de 1999, 13 de diciembre de 1999, el 18 de julio de 2000 y el 15 de diciembre de 2000, el Directorio aprobó los pagos de 9.368.077, de 9.342.622, de 3.846.962, de 3.846.962, de 4.176.701 y de 4.176.701, respectivamente.

NOTA 4 – SITUACION FISCAL DE LA SOCIEDAD: REGIMEN IMPOSITIVO – CRÉDITOS FISCALES

La Sociedad se encuentra alcanzada por los beneficios del Régimen de Promoción Industrial establecido por la Ley N° 19.640 por los bienes y para las actividades desarrolladas en la Provincia de Tierra del Fuego, en este sentido la Sociedad goza de ciertos beneficios impositivos y aduaneros hasta el año 2013, que incluyen:

a) Impuesto a las ganancias: Mediante el Decreto 1395/94 el Poder Ejecutivo Nacional estableció que a partir del 1° de septiembre de 1994 debía atribuirse como renta exenta del impuesto a las ganancias por las utilidades imputables a la Provincia de Tierra del Fuego, el 85% del precio de venta al cliente. Con posterioridad por aplicación del Decreto 615/97 el Estado Nacional restituyó determinados beneficios impositivos otorgados por la Ley de Promoción Industrial introduciendo, a partir del 1° de agosto de 1997, modificaciones que establecieron que la exención de la que gozarian las mencionadas actividades serian del 100% de acuerdo al Art. 4 inc a) de la Ley 19.640.

b) Impuesto al Valor Agregado: Las ventas de la Sociedad están gravadas por el impuesto al valor agregado a la tasa del 21%, dicho impuesto es cobrado a los clientes. El Decreto 1395/94 dispuso que el crédito fiscal presunto computable a partir del 1° de

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 4 – SITUACION FISCAL DE LA SOCIEDAD: REGIMEN IMPOSITIVO – CRÉDITOS FISCALES – Continuación

septiembre de 1994, equivale al que resulte de aplicar la tasa del gravamen sobre el 61,11% del precio neto de venta al cliente, por lo que la obligación tributaria se redujo al 8% del mismo a partir de abril de 1995. Con la emisión del Decreto N° 615/97 se estableció que el crédito fiscal presunto computable a partir del 1° de agosto de 1997 es equivalente al que resulta de aplicar el 100% sobre la tasa del gravamen al precio neto de venta al cliente.

c) Certificados de crédito fiscal: Por medio de la Ley N° 23.697 el Gobierno Nacional suspendió los beneficios tributarios durante los años 1989 y 1990, como consecuencia de esto la Sociedad efectuó los pagos correspondientes al Impuesto a los Capitales e Impuesto al Valor Agregado que, según lo establecía la Ley, serían reembolsados a través de Bonos de Consolidación de Deudas.

La Resolución General N° 3838/94 de la Dirección General Impositiva reglamentó la forma en que los mencionados bonos serían obtenidos, en función a ello al Sociedad contabilizó los créditos por 1.511.788 (valor histórico).

Con fecha 17 de septiembre de 1996 la Dirección General Impositiva notificó a la Sociedad del reconocimiento de un monto superior a favor de la Sociedad de (2.194.142) (valor historico sin reexpresar) como consecuencia de la aplicación de un índice del mes anterior al utilizado por la Sociedad en la presentación original. Así mismo con respecto a la devolución de IVA – Proveedores queda registrado un crédito por 148.853 (valor histórico sin reexpresar) a ser tramitado por otros procedimientos.

El Ministerio de Economía y de Obras y Servicios Públicos estableció a través de la Resolución N° 580/96 que los créditos contra el Estado Nacional emergentes de la suspensión de la Promoción Industrial establecida en la Ley N° 23.697 y que sean anteriores al 1° de abril de 1991 serán cancelados a través de la entrega de Bonos de Consolidación de Deuda.

Con fecha 19 de mayo de 1997, la Sociedad fue notificada por parte de la DGI de la conformidad provisoria del monto indicado en los apartados anteriores.

Como consecuencia de ello la Sociedad ha contabilizado el crédito reconocido, al valor de cotización vigente al cierre de cada ejercicio que al 31 de diciembre de 2006 y 2005 ascienden a 1.229.537 y 885.447 respectivamente, los que se encuentran totalmente previsionados.

d) Derechos aduaneros y tasa de estadística: Para todos los insumos importados y que sean empleados para sus operaciones en Tierra del Fuego no son abonados por la Sociedad en virtud de la Ley 19.640.

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 4 – SITUACION FISCAL DE LA SOCIEDAD: REGIMEN IMPOSITIVO – CRÉDITOS FISCALES - Continuación

e) Reintegros en moneda nacional: En función a lo establecido por la Ley N° 19.640 las exportaciones realizadas desde el continente a Tierra del Fuego son beneficiadas por estos reintegros.
Debido a la demora en el pago por parte del Estado Nacional, la Sociedad ha presentado solicitudes de cobro ante la Dirección General de Aduanas, si bien estas solicitudes han tenido resoluciones denegatorias en etapas administrativas, los asesores legales y la Dirección de la Sociedad entienden que las operaciones se realizaron de acuerdo al marco normativo de la Ley N° 19.640 y por ende les corresponde la percepción de los reintegros que la normativa oportunamente vigente prescribía.

Las resoluciones denegatorias mencionadas en el párrafo anterior fueron impugnadas por lo cual las actuaciones se encuentran dentro de la Dirección Legal y Técnica Aduanera a la espera de producir los dictámenes respectivos.

Los beneficios correspondientes al ejercicio finalizado el 31 de diciembre de 2006 y 2005, respecto a lo mencionado en los incisos anteriores asciende a:

	Períodos finalizados el 31 de diciembre de	
	2006	2005
Impuesto al Valor Agregado (Inc. b)	55.841.464	31.436.170
Derechos aduaneros y tasa de estadística (montos aproximados) (Inc. d)	25.918.831	17.773.987

Asimismo y considerando el Régimen Impositivo al cual se encuentra sujeto la Sociedad, según lo indicado en los párrafos anteriores, al 31 de diciembre de 2006 la Sociedad mantenía créditos fiscales por impuesto a la ganancia mínima presunta por 1.8 millones y la Sociedad y su Sociedad controlada (Interclima S.A.) mantenían créditos fiscales por Impuesto al Valor Agregado por 4.3 millones, expuestos en el activo no corriente. La recuperabilidad de estos créditos por 6.1 millones en los estados contables consolidados y de 1.8 millones en los estados contables individuales depende, entre otros factores, de la posibilidad de que las Sociedades generen ingresos sujetos a impuestos durante los próximos ejercicios. En este sentido la Dirección de la Sociedad entiende que en función al plan de negocios futuro, dichos créditos serán recuperables.

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 5 – CLIENTES SIGNIFICATIVOS

Por los ejercicios finalizados al 31 de diciembre de 2006 y 2005, las ventas a sus clientes más significativos fueron:

	31/12/2006	31/12/2005
Volkswagen Argentina S.A.	31%	40%
Renault Argentina S.A.	22%	19%
Peugeot Citröen Argentina S.A	22%	10%
General Motors Argentina	16%	20%
Mercedes Benz	7%	10%
Otros	2%	1%

NOTA 6 – SOCIEDAD CONTROLANTE

Sociedad Controlante: Il Tevere S.A.

Domicilio legal: Paseo Colon 221, Piso 2 – Ciudad Autónoma de Buenos Aires

Actividad principal: Inversora en acciones de otras sociedades.

Porcentaje de votos: 76,47%

Porcentaje de acciones: 52%

Con fecha 15 de julio de 1996 quedó concretada la transferencia del 40% de las acciones de Il Tevere S.A. a favor de Valeo Climatisation (posteriormente Valeo Systemes Thermique), quien en forma indirecta participa del 20,8% del capital de MIRGOR S.A.C.I.F.I.A. y del 30,59% de los votos. El 6 de marzo de 1998, se concretó la transferencia del 10% de las acciones de Il Tevere S.A por lo cual su participación en MIRGOR S.A.C.I.F.I.A. se incrementó al 26%. Con fecha 27 de septiembre de 2005 los accionistas locales de la Sociedad controlante, Il Tevere S.A', propietaria del 52% de Mirgor S.A.C.I.F.I.A., han adquirido de Valeo Systemes Thermique France su participación en esta Sociedad.

Como parte de la operación Mirgor y Valeo han arribado a un acuerdo de cooperación comercial y tecnológica de largo plazo de manera de asegurar la continuidad en la provisión futura de productos.

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 7 – INFORMACION SOBRE PARTES RELACIONADAS

Por el ejercicio finalizado el 31 de diciembre de 2006 y 2005 la Sociedad realizó operaciones con la sociedad controlada, controlante y otras sociedades relacionadas, siendo los saldos de créditos y deudas los siguientes:

	31/12/2006	31/12/2005
Otros créditos		
IL TEVERE S.A. (3)	677.228	460.037
INTERCLIMA S.A. (1)	7.556.674	-
Total	8.233.902	460.037
Deudas comerciales		
VALEO SECURITE HABITACLE (2)	-	44.037
Total	-	44.037
Otras pasivos		
INTERCLIMA S.A. (1)	-	4.053.228
Total	-	4.053.228

Las transacciones realizadas con la sociedad controlada, controlante y otras relacionadas son los siguientes:

	31/12/2006 (Ver (3))				
	Compra de mercaderías	Servicios recibidos	Regalías	Préstamos	Otros Servicios
INTERCLIMA S.A. (1)	5.992.253	-	-	-11.609.902	1.200.000
IL TEVERE S.A. (3)	-	-	-	217.191	-
	5.992.253	-	-	-11.392.711	1.200.000

	31/12/2005				
	Compra de mercaderías	Servicios recibidos	Regalías	Préstamos	Otros Servicios
VALEO SISTEMAS AUTOMOTIVOS LTD (2)	2.095.322	-	-	-	-
VALEO CHINA (2)	220.651	-	-	-	-
VALEO AUTOKLIMATIZACE S.R.O (2)	736.237	-	-	-	-
VALEO CLIMATIZACION S.A.(EURO) (2)	247.958	-	-	-	-
VALEO KLIMASYSTEME GMBH (2)	71.081	-	-	-	-
VALEO COMPONENTES AUTOMOVILES (2)	48.086	-	-	-	-
VALEO SISTEMAS AUTOMOTIVOS (2)	1.469.289	-	-	-	-
VALEO AUTOSYSTEMIY SP. Z.O.O. (2)	223.961	-	-	-	-
VALEO VYMENIKY TEPLA s.r.o. (2)	2.438.722	-	-	-	-
VALEO SECURITE HABITACLE (2)	797.321	-	-	-	-
VALEO THERMIQUE FRANCIA (2)	544.868	74.127	-	-	-
VALEO THERMIQUE MOTEUR (2)	3.564.067	-	-	-	-
VALEO ZARAGOZA (2)	4.096.079	-	-	-	-
VCC UP ECHANGEURS (2)	2.736.244	-	752.664	-	-
INTERCLIMA S.A. (1)	10.106.935	-	-	1.109.879	1.200.000
IL TEVERE S.A. (3)	-	-	-	460.037	-
	29.396.821	74.127	752.664	1.569.916	1.200.000

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2006, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 7 – INFORMACION SOBRE PARTES RELACIONADAS - Continuación

(1) Sociedad controlada.

(2) Sociedad relacionada hasta el 27 de Septiembre de 2005 (Ver (3)).

(3) Sociedad controlante. Con fecha 27 de Septiembre de 2005 los accionistas locales de Il Tevere S.A., propietaria del 52% de Mirgor S.A.CI.F.I.A., han adquirido de Valeo System Thermique France su participación en esta sociedad. Consecuentemente a partir de la mencionada fecha Valeo y las sociedades pertenecientes a dicho grupo no forman parte del grupo económico al que pertenece Mirgor S.A.C.I.F.I.A.

NOTA 8 – RETENCION DE IMPUESTO A LAS GANANCIAS SOBRE DIVIDENDOS

Cuando se configure el pago de dividendos en exceso de la ganancia gravada conforme a las disposiciones de la ley de Impuesto a las Ganancias, se deberá retener con carácter de pago único y definitivo, el 35% sobre el referido excedente. En función del artículo sin número siguiente al artículo 69 de la mencionada Ley, la Sociedad no se encuentra obligada a efectuar retención alguna por este concepto.

NOTA 9 – LIBROS RUBRICADOS

Se detallan a continuación los libros de rúbrica con fecha posterior al de las operaciones respectivas:

Diario N°	Fecha de rúbrica	Operaciones del período
57	01 de febrero de 2005	15/12/04 al 02/02/05
59	04 de mayo de 2005	17/03/05 al 01/05/05
60	04 de mayo de 2005	01/05/05 al 04/05/05
61	08 de julio de 2005	07/06/05 al 08/07/05
63	28 de septiembre de 2005	30/08/05 al 28/09/05
64	31 de octubre de 2005	04/10/05 al 31/10/05
65	02 de diciembre de 2005	14/11/05 al 02/12/05

Diario N°	Fecha de rúbrica	Operaciones del período
69	29 de agosto de 2006	19/04/06 al 23/05/06
70	29 de agosto de 2006	23/05/06 al 23/06/06
71	25 de septiembre de 2006	23/06/06 al 24/07/06
72	25 de septiembre de 2006	24/07/06 al 29/08/06
73	24 de noviembre de 2006	29/08/06 al 28/09/06
74	24 de noviembre de 2006	28/09/06 al 16/10/06
75	21 de diciembre de 2006	16/10/06 al 23/11/06
76	21 de diciembre de 2006	23/11/06 al 21/12/06

NOTA 10 – PRESTAMOS BANCARIOS – RESTRICCION A LA DISTRIBUCION DE UTILIDADES

La contratación y renegociación de estos préstamos implica para la Sociedad el cumplimiento de ciertas condiciones y requisitos, a los cuales ha dado cumplimiento hasta la fecha, especialmente aquellas referidas al mantenimiento de ciertas ecuaciones en sus estados contables medidos en forma trimestral, destacándose entre ellas las destinadas a medir la relación entre algunos pasivos y los intereses

NOTA 10 – PRESTAMOS BANCARIOS – RESTRICCION A LA DISTRIBUCION DE UTILIDADES – Continuación

pagados, como así también el mantenimiento de límites en el endeudamiento contraído por la Sociedad y la limitación en la distribución de dividendos durante la vigencia del préstamo.

NOTA 11 – ADQUISICION DE PARTICIPACION ACCIONARIA

El 21 de diciembre de 2006, la Sociedad adquirió una participación equivalente al 95% de Capdo S.A., una sociedad vinculada al grupo económico al que pertenece la sociedad controlante por un monto de 7.792.470, el que ha sido totalmente pagado al 31 de diciembre de 2006. Dicha sociedad es propietaria de un inmueble en la provincia de Buenos Aires, que permitirá entre otras cosas, ampliar y mejorar la provisión de bienes producidos a una de las terminales con la que la Sociedad opera.

NOTA 12 - UTILIDAD POR ACCION

Las utilidades por acción (básica y diluida) se calculan dividiendo el resultado neto de cada período asignable a las acciones ordinarias por el promedio ponderado de acciones ordinarias en circulación durante los mismos períodos. No se han producido operaciones que involucren acciones ordinarias o posibles acciones ordinarias desde la finalización del ejercicio correspondiente hasta la fecha de la emisión de los estados contables.

NOTA 13 –REGIMEN INFORMATIVO PARA INVERSORES DEL EXTERIOR

Los presentes estados contables fueron preparados dando cumplimiento a las normas sobre régimen informativo para inversores del exterior establecidas por la Comisión Nacional de Valores (CNV) en la Resolución Nro. 368 y sus modificaciones Capítulo XXIII Anexo III, en función a lo mencionado, los mismos se encuentran de acuerdo con normas contables vigentes en la Argentina. Los efectos de las diferencias entre las normas contables vigentes en Argentina y las normas contables vigentes en países donde los presentes estados contables pueden ser utilizados, distintos de Argentina, no han sido cuantificados.

ANEXO "C"

ACCIONES, DEBENTURES, OTROS TITULOS EMITIDOS EN SERIE Y PARTICIPACION EN SOCIEDAD POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE 2006 COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

2006												2005
						Información sobre el emisor						
							Últimos estados contables emitidos					
Denominación y característica de los valores	Valores nominales	Cantidades	Valores de costo	Valor patrimonial proporcional	Valores de libros	Actividad principal	Fecha	Capital	Rdo del ejercicio	P. Neto	% de partipac. s/ capital social	Valor de libros
Inversiones no corrientes: Soc.Art. 33 Ley 19.550												
INTERCLIMA S.A.	1	11.996	8.815.917	32.178.801	32.178.801	Fabricación de autopartes e intercambiadores p/equipos de aire acondicionado y calefacción	31/12/06	12.000	14.525.050	36.493.347	99.97%	18.293.834
CAPDO S.A.	1	6.650.000	7.792.470	7.297.390	7.297.390	Inmobiliaria	31/12/06	7.000.000	134.282	6.389.936	95.00%	0
Total Inversiones no corrientes					39.476.191							18.293.834

END